UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F
☐ Form 40-F

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 3, 2021 (File 333-258395).

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

Definitions

•	Unless otherwise specified or the context requires otherwise in this quarterly report:

•
references to “2020 Green Private Placement” refer to the €290 million ($307 million) senior secured notes maturing on June 20, 2026, which were issued under a senior secured note purchase agreement entered into with a group of institutional investors as purchasers of the notes issued thereunder, as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—2020 Green Private Placement”;

•	references to “Abengoa” refer to Abengoa, S.A. and, where the context requires, Abengoa, S.A. together with its subsidiaries;

•	references to “ACT” refer to the gas-fired cogeneration facility located inside the Nuevo Pemex Gas Processing Facility near the city of Villahermosa in the State of Tabasco, Mexico;

•	references to “Adjusted EBITDA” have the meaning set forth in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures”;

•	references to “Albisu” refer to the 10 MW solar PV plant located in Uruguay;

•
references to “Algonquin” refer to, as the context requires, either Algonquin Power & Utilities Corp., a North American diversified generation, transmission and distribution utility, or Algonquin Power & Utilities Corp. together with its subsidiaries;

•	references to “Amherst” refer to Amherst Island Partnership, the holding company of Windlectric Inc;

•
references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB included in our Annual Report;

•	references to “Annual Report” refer to our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 1, 2023;

•	references to “Atlantica Jersey” refer to Atlantica Sustainable Infrastructure Jersey Limited, a wholly owned subsidiary of Atlantica;

•	references to “ATN” refer to ATN S.A., the operational electric transmission asset in Peru, which is part of the Guaranteed Transmission System;

•	references to “ATS” refer to Atlantica Transmision Sur S.A.;

•	references to “AYES Canada” refer to Atlantica Sustainable Infrastructure Energy Solutions Canada Inc., a vehicle formed by Atlantica and Algonquin to channel co-investment opportunities;

•	references to “Befesa Agua Tenes” refer to Befesa Agua Tenes, S.L.U.;

•
references to “cash available for distribution” or “CAFD” refer to the cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including third-party debt service and general and administrative expenses;

•	references to “Calgary District Heating” or “Calgary” refer to the 55 MWt thermal capacity district heating asset in the city of Calgary which we acquired in May 2021;

•	references to “Chile PV 1” refer to the solar PV plant of 55 MW located in Chile;

•	references to “Chile PV 2” refer to the solar PV plant of 40 MW located in Chile;

•	references to “Chile PV 3” refer to the solar PV plant of 73 MW located in Chile;

•	references to “Chile TL 3” refer to the 50-mile transmission line located in Chile;

•	references to “Chile TL 4” refer to the 63-mile transmission line located in Chile;

•
references to “Consolidated Condensed Interim Financial Statements” refer to the consolidated condensed unaudited interim financial statements as of September 30, 2023 and for the nine-month periods ended September 30, 2023 and 2022, including the related notes thereto prepared in accordance with IFRS as issued by the IASB, which form a part of this quarterly report;

•	references to “COD” refer to the commercial operation date of the applicable facility;

•	references to “Coso” refer to the 135 MW geothermal plant located in California;

•
references to “Distribution Agreement” refer to the agreement entered into with BofA Securities, Inc., MUFG Securities Americas Inc. and RBC Capital Markets LLC, as sales agents, dated February 28, 2022 as amended on May 9, 2022, under which we may offer and sell from time to time up to $150 million of our ordinary shares and pursuant to which such sales agents may sell our ordinary shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the U.S. Securities Act of 1933;

•	references to “EMEA” refer to Europe, Middle East and Africa;

•	references to “Eskom” refer to Eskom Holdings SOC Limited, together with its subsidiaries, unless the context otherwise requires;

•
references to “EURIBOR” refer to Euro Interbank Offered Rate, a daily reference rate published by the European Money Markets Institute, based on the average interest rates at which Eurozone banks offer to lend unsecured funds to other banks in the euro wholesale money market;

•	references to “Federal Financing Bank” refer to a U.S. government corporation by that name;

•	references to “Fitch” refer to Fitch Ratings Inc.;

•
references to “Green Exchangeable Notes” refer to the $115 million green exchangeable senior notes due in 2025 issued by Atlantica Jersey on July 17, 2020, and fully and unconditionally guaranteed on a senior, unsecured basis, by Atlantica, as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Green Exchangeable Notes”;

•
references to “Green Senior Notes” refer to the $400 million green senior notes due in 2028, as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Green Senior Notes”;

•
references to “Green Project Finance” refer to the green project financing agreement entered into between Logrosan, the sub-holding company of Solaben 1 & 6 and Solaben 2 & 3, as borrower, and ING Bank, B.V. and Banco Santander S.A., as lenders, as amended in June 2023;

•
references to “gross capacity” refer to the maximum, or rated, power generation capacity, in MW, of a facility or group of facilities, without adjusting for the facility’s power parasitics’ consumption, or by our percentage of ownership interest in such facility as of the date of this quarterly report;

•	references to “GWh” refer to gigawatt hours;

•	references to “IASB” refer to the International Accounting Standards Board;

•	references to “IFRS as issued by the IASB” refer to International Financial Reporting Standards as issued by the IASB;

•	references to “IRA” refer to the U.S. Inflation Reduction Act;

•	references to “Italy PV” refer to the solar PV plants with combined capacity of 9.8 MW located in Italy;

•	references to “ITC” refer to investment tax credit;

•	references to “Kaxu” refer to the 100 MW solar plant located in South Africa;

•	references to “La Sierpe” refer to the 20 MW solar PV plant located in Colombia;

•	references to “La Tolua” refer to the 20 MW solar PV plant located in Colombia;

•	references to “M ft3” refer to million standard cubic feet;

•	references to “Monterrey” refer to the 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity, located in Monterrey, Mexico;

•
references to “Multinational Investment Guarantee Agency” refer to the Multinational Investment Guarantee Agency, a financial institution member of the World Bank Group which provides political insurance and credit enhancement guarantees;

•	references to “MW” refer to megawatts;

•	references to “MWh” refer to megawatt hours;

•	references to “MWt” refer to thermal megawatts;

•	references to “Moody’s” refer to Moody’s Investor Service Inc.;

•
references to “Note Issuance Facility 2020” refer to the senior unsecured note facility dated July 8, 2020, as amended on March 30, 2021 of €140 million ($148 million), with Lucid Agency Services Limited, as facility agent and a group of funds managed by Westbourne Capital, as purchasers of the notes issued thereunder as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Note Issuance Facility 2020”;

•	references to “O&M” refer to operation and maintenance services provided at our various facilities;

•	references to “operation” refer to the status of projects that have reached COD;

•	references to “Pemex” refer to Petróleos Mexicanos;

•	references to “PG&E” refer to PG&E Corporation and its regulated utility subsidiary, Pacific Gas and Electric Company, collectively;

•	references to “PPA” refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various off-takers;

•	references to “PV” refer to photovoltaic power;

•
references to “Revolving Credit Facility” refer to the credit and guaranty agreement with a syndicate of banks entered into on May 10, 2018 as amended on January 24, 2019, August 2, 2019, December 17, 2019, August 28, 2020, December 3, 2020, March 1, 2021, May 5, 2022, and May 30, 2023 providing for a senior secured revolving credit facility in an aggregate principal amount of $450 million as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Revolving Credit Facility”;

•	references to “Skikda” refer to the seawater desalination plant in Algeria, which is 34% owned by Atlantica;

•	references to “SOFR” refer to Secured Overnight Financing Rate;

•	references to “S&P” refer to S&P Global Rating;

•	references to “Tenes” refer to Ténès Lilmiyah SpA, a water desalination plant in Algeria, which is 51% owned by Befesa Agua Tenes;

•	references to “Tierra Linda” refer to the 10 MW solar PV plant located in Colombia;

•	references to “U.S.” or “United States” refer to the United States of America;

•	references to “Vento II” refer to the wind portfolio in the U.S. in which we acquired a 49% interest in June 2021; and

•
references to “we,” “us,” “our,” “Atlantica” and the “Company” refer to Atlantica Sustainable Infrastructure plc and its consolidated subsidiaries, and where the context otherwise requires to Atlantica Sustainable Infrastructure plc.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as may result, are expected to, will continue, is anticipated, likely to be, believe, will, could, should, would, estimated, may, plan, potential, future, projection, goals, target, outlook, predict, aim and intend or words of similar meaning) are not statements of historical facts and may be forward looking. Such statements occur throughout this quarterly report and include statements with respect to our expected trends and outlook, potential market and currency fluctuations, occurrence and effects of certain trigger and conversion events, our capital requirements, changes in market price of our shares, future regulatory requirements, the ability to identify and/or make future investments and acquisitions on favorable terms, ability to capture growth opportunities, reputational risks, divergence of interests between our company and that of our largest shareholder, tax and insurance implications, and more. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in “Part I, Item 3.D.—Risk Factors” in our Annual Report (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on our operations and financial results, and could cause our actual results, performance or achievements, to differ materially from the future results, performance or achievements expressed or implied in forward-looking statements made by us or on our behalf in this quarterly report, in our Annual Report, in presentations, on our website, in response to questions or otherwise. These forward-looking statements include, but are not limited to, statements relating to:

•
the condition of and changes in the debt and equity capital markets and other traditional liquidity sources and our ability to borrow additional funds, refinance existing debt and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

•	the ability of our counterparties, including Pemex, to satisfy their financial commitments or business obligations and our ability to seek new counterparties in a competitive market;

•
government regulation, including compliance with regulatory and permit requirements and changes in, market rules, rates, tariffs, environmental laws and policies affecting renewable energy, including the IRA and recent changes in regulation defining the remuneration of our solar assets in Spain;

•	changes in tax laws and regulations;

•	risks relating to our activities in areas subject to economic, social and political uncertainties;

•
global recession risks, volatility in the financial markets, a persistent inflationary environment, increases in interest rates and supply chain issues, and the related increases in prices of materials, labor, services and other costs and expenses required to operate our business;

•
risks related to our ability to capture growth opportunities, develop, build and complete projects on time and within budget, including construction risks and risks associated with the arrangements with our joint venture partners;

•
our ability to grow organically and inorganically, which depends on our ability to identify attractive development opportunities, and potential acquisitions, finance such opportunities and make new investments and acquisitions on favorable terms;

•	risks relating to new assets and businesses that have a high risk profile and our ability to transition these successfully;

•	potential environmental liabilities and the cost and conditions of compliance with applicable environmental laws and regulations;

•
risks related to our reliance on third-party contractors or suppliers, including issues with our O&M suppliers and their employees or financial or technical uncertainties of OEM suppliers, among others;

•	risks related to disagreements and disputes with our employees, unions and employees represented by unions;

•	risks related to our ability to maintain appropriate insurance over our assets;

•
risks related to our facilities not performing as expected, unplanned outages, higher than expected operating costs and/ or capital expenditures, including as a result of interruptions or disruptions caused by supply chain issues and trade restrictions;

•	risks related to our exposure in the labor market;

•	risks related to extreme and chronic weather events related to climate change could damage our assets or result in significant liabilities and cause an increase in our operation and maintenance costs;

•	the effects of litigation and other legal proceedings (including bankruptcy) against us our subsidiaries, our assets and our employees;

•	price fluctuations, revocation and termination provisions in our off-take agreements and PPAs;

•	risks related to information technology systems and cyber-attacks could significantly impact our operations and business;

•	our electricity generation, our projections thereof and factors affecting production;

•	performing the O&M services directly and the successful integration of the O&M employees where the services thereunder have been recently replaced and internalized;

•	our guidance targets or expectations with respect to Adjusted EBITDA derived from low-carbon footprint assets;

•	risks related to our relationship with our shareholders, including Algonquin, our major shareholder;

•	the process to explore and evaluate potential strategic alternatives, including the risk that this process may not lead to the approval or completion of any transaction or other strategic change;

•	potential impact of potential pandemics on our business and our off-takers’ financial condition, results of operations and cash flows;

•	reputational and financial damage caused by our off-takers PG&E, Pemex and Eskom;

•	our plans relating to our financings, including refinancing plans;

•	the ability of our assets to serve our project debt and comply with financial or other covenants on their terms and our ability to serve our corporate debt;

•	our plans relating to the sale or disposition of assets;

•	risks related to Russian military actions in Ukraine, to military actions in the Middle East, or to the potential escalation of any of the foregoing global geopolitical tensions; and

•	other factors discussed in “Part I, Item 3.D.—Risk Factors” in our Annual Report.

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statement.

Consolidated condensed statements of financial position as of September 30, 2023 and December 31, 2022

Amounts in thousands of U.S. dollars

		As of September 30,	As of December 31,
	Note (1)	2023	2022
Assets
Non-current assets
Contracted concessional, PP&E and other intangible assets	6	7,185,415	7,483,259
Investments carried under the equity method	7	243,898	260,031
Other financial assets	8	197,402	176,237
Deferred tax assets		151,873	149,656

Total non-current assets		7,778,588	8,069,183

Current assets
Inventories		27,705	34,511
Trade and other receivables	12	287,202	200,334
Other financial assets	8	173,532	195,893
Cash and cash equivalents		594,616	600,990

Total current assets		1,083,055	1,031,728

Total assets		8,861,643	9,100,911

(1)	Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of financial position as of September 30, 2023 and December 31, 2022

Amounts in thousands of U.S. dollars

		As of September 30,	As of December 31,
	Note (1)	2023	2022
Equity and liabilities
Equity attributable to the Company
Share capital	13	11,616	11,606
Share premium	13	736,594	986,594
Capital reserves	13	909,911	814,951
Other reserves	9	357,482	345,567
Accumulated currency translation differences	13	(156,807)	(161,307)
Accumulated deficit	13	(349,552)	(397,540)
Non-controlling interests	13	183,569	189,176

Total equity		1,692,813	1,789,047

Non-current liabilities
Long-term corporate debt	14	1,005,925	1,000,503
Long-term project debt	15	4,012,592	4,226,518
Grants and other liabilities	16	1,236,850	1,252,513
Derivative liabilities	9	6,454	16,847
Deferred tax liabilities		287,960	296,481

Total non-current liabilities		6,549,781	6,792,862

Current liabilities
Short-term corporate debt	14	40,683	16,697
Short-term project debt	15	399,472	326,534
Trade payables and other current liabilities	17	136,536	140,230
Income and other tax payables		42,358	35,541

Total current liabilities		619,049	519,002

Total equity and liabilities		8,861,643	9,100,911

(1)	Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed income statements for the nine-month periods ended September 30, 2023 and 2022

Amounts in thousands of U.S. dollars

		For the nine-month period ended September 30,
	Note (1)	2023	2022
Revenue	4	858,583	858,405
Other operating income	20	57,402	54,860
Employee benefit expenses		(76,051)	(58,766)
Depreciation, amortization, and impairment charges	4	(310,502)	(374,059)
Other operating expenses	20	(237,930)	(261,435)

Operating profit		291,502	219,005

Financial income	19	17,414	5,934
Financial expense	19	(243,083)	(243,208)
Net exchange differences	19	(244)	13,837
Other financial expense, net	19	(12,011)	(1,456)

Financial expense, net		(237,924)	(224,893)

Share of profit of entities carried under the equity method		6,905	20,668

Profit before income tax		60,483	14,780

Income tax	18	(11,587)	(12,975)

Profit for the period		48,896	1,805

Profit attributable to non-controlling interests		(2,846)	(11,278)

Profit/(loss) for the period attributable to the Company		46,050	(9,473)

Weighted average number of ordinary shares outstanding (thousands) - basic	21	116,149	114,236
Weighted average number of ordinary shares outstanding (thousands) - diluted	21	119,714	118,402
Basic earnings per share (U.S. dollar per share)	21	0.40	(0.08)
Diluted earnings per share (U.S. dollar per share) (*)	21	0.40	(0.09)

(*)	Antidilutive effect applied, where applicable (see Note 21)
(1)	Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of comprehensive income for the nine-month periods ended September 30, 2023 and 2022

Amounts in thousands of U.S. dollars

		For the nine-month period ended September 30,
	Note (1)	2023	2022
Profit for the period		48,896	1,805
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges		39,853	209,108
Currency translation differences		2,597	(76,915)
Tax effect		(12,972)	(52,498)

Net income recognized directly in equity		29,478	79,695

Cash flow hedges	9	(17,991)	31,473
Tax effect		4,498	(7,868)

Transfers to income statement		(13,493)	23,605

Other comprehensive income		15,985	103,300

Total comprehensive income for the period		64,881	105,105

Total comprehensive income attributable to non-controlling interests		(2,416)	(14,114)

Total comprehensive income attributable to the Company		62,465	90,991

(1)	Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of changes in equity for the nine-month periods ended September 30, 2023 and 2022

Amounts in thousands of U.S. dollars

	Share capital	Share premium	Capital reserves	Other reserves	Accumulated currency translation differences	Accumulated Deficit	Total equity attributable to the Company	Non- controlling interests	Total equity
Balance as of January 1, 2022	11,240	872,011	1,020,027	171,272	(133,450)	(398,701)	1,542,399	206,206	1,748,605

Profit/(loss) for the nine -month period after taxes	-	-	-	-	-	(9,473)	(9,473)	11,278	1,805
Change in fair value of cash flow hedges net of transfer to the income statement	-	-	-	220,638	-	1,573	222,211	18,370	240,581
Currency translation differences	-	-	-	-	(63,576)	-	(63,576)	(13,339)	(76,915)
Tax effect	-	-	-	(58,171)	-	-	(58,171)	(2,195)	(60,366)
Other comprehensive income	-	-	-	162,467	(63,576)	1,573	100,464	2,836	103,300

Total comprehensive income	-	-	-	162,467	(63,576)	(7,900)	90,991	14,114	105,105

Capital contribution (Note 13)	366	114,583	(1,850)	-	-	-	113,099	-	113,099

Business combinations (Note 5)	-	-	-	-	-	-	-	14,300	14,300

Share-based compensation (Note 13)	-	-	-	-	-	4,082	4,082	-	4,082

Distributions (Note 13)	-	-	(151,462)	-	-	-	(151,462)	(28,361)	(179,823)

Balance as of September 30, 2022	11,606	986,594	866,715	333,739	(197,026)	(402,519)	1,599,109	206,259	1,805,368

Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

	Share capital	Share premium	Capital reserves	Other reserves	Accumulated currency translation differences	Accumulated deficit	Total equity attributable to the Company	Non- controlling interests	Total equity
Balance as of January 1, 2023	11,606	986,594	814,951	345,567	(161,307)	(397,540)	1,599,871	189,176	1,789,047

Profit/(loss) for the nine -month period after taxes	-	-	-	-	-	46,050	46,050	2,846	48,896
Change in fair value of cash flow hedges net of transfer to the income statement	-	-	-	20,461	-	-	20,461	1,401	21,862
Currency translation differences	-	-	-	-	4,500	-	4,500	(1,903)	2,597
Tax effect	-	-	-	(8,546)	-	-	(8,546)	72	(8,474)
Other comprehensive income	-	-	-	11,915	4,500	-	16,415	(430)	15,985

Total comprehensive income	-	-	-	11,915	4,500	46,050	62,465	2,416	64,881

Divestments (Note 7)	-	-	-	-	-	-	-	(2,817)	(2,817)

Reduction of share premium (Note 13)	-	(250,000)	250,000	-	-	-	-	-	-

Share-based compensation (Note 13)	10	-	-	-	-	1,938	1,948	-	1,948

Capital contribution (Note 13)	-	-	25	-	-	-	25	19,467	19,492

Distributions (Note 13)	-	-	(155,065)	-	-	-	(155,065)	(24,673)	(179,738)

Balance as of September 30, 2023	11,616	736,594	909,911	357,482	(156,807)	(349,552)	1,509,244	183,569	1,692,813

Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed cash flows statements for the nine-month periods ended September 30, 2023 and 2022

Amounts in thousands of U.S. dollars

		For the nine-month periods ended September 30,
	Note (1)	2023	2022
I. Profit for the period		48,896	1,805
Financial expense and non-monetary adjustments		560,976	628,279

II. Profit for the period adjusted by non-monetary items		609,872	630,084

III. Changes in working capital		(116,146)	47,778

Net interest and income tax paid		(159,904)	(162,136)

A. Net cash provided by operating activities		333,822	515,726

Business combinations and investments in entities under the equity method	5, 7&11	(17,680)	(45,553)
Investments in operating concessional assets	6	(24,738)	(27,890)
Investments in assets under development or construction	6	(33,561)	(30,406)
Distributions from entities under the equity method	7	28,880	56,202
Net (investment)/divestment in other non-current financial assets		22,533	(419)

B. Net cash used in investing activities		(24,566)	(48,066)

Proceeds from project debt	15	213,725	-
Proceeds from corporate debt	14	110,803	60,282
Repayment of project debt	15	(390,119)	(196,311)
Repayment of corporate debt	14	(83,356)	(62,352)
Dividends paid to Company´s shareholders	13	(155,065)	(151,462)
Dividends paid to non-controlling interests	13	(25,759)	(26,442)
Non-controlling interests capital contribution	13	19,823	-
Capital increase	13	-	113,167

C. Net cash used in financing activities		(309,948)	(263,118)

Net increase/(decrease) in cash and cash equivalents		(692)	204,542

Cash and cash equivalents at the beginning of the period		600,990	622,689

Translation differences in cash and cash equivalents		(5,682)	(45,656)

Cash and cash equivalents at the end of the period		594,616	781,575

(1) Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

Notes to the consolidated condensed interim financial statements

Note 1. - Nature of the business

Atlantica Sustainable Infrastructure plc (“Atlantica” or the “Company”) is a sustainable infrastructure company with a majority of its business in renewable energy assets. Atlantica currently owns, manages and invests in renewable energy, storage, efficient natural gas and heat, electric transmission lines and water assets focused on North America (the United States, Canada and Mexico), South America (Peru, Chile, Colombia and Uruguay) and EMEA (Spain, Italy, Algeria and South Africa).

Atlantica’s shares trade on the NASDAQ Global Select Market under the symbol “AY”.

In March 2023, the Company completed the process of transitioning O&M services for the assets in Spain where Abengoa was still the supplier to an Atlantica’ subsidiary (Note 5). After this transfer, the Company performs the O&M services with its own personnel for assets representing approximately 72% of the consolidated revenue in 2022. Abengoa currently provides O&M services for assets representing less than 5% of the consolidated revenue of the Company for the year ended December 31, 2022.

The following three assets that the Company had under construction during 2022, finished construction and reached COD in the first quarter of 2023:

-
Albisu, a 10 MW PV asset wholly owned by the Company. Albisu is located in the city of Salto (Uruguay). The asset has a 15-year PPA with Montevideo Refrescos, S.R.L, a subsidiary of Coca-Cola Femsa., S.A.B. de C.V. The PPA is denominated in local currency with a maximum and minimum price in U.S. dollars and is adjusted monthly based on a formula referring to U.S. Producer Price Index (PPI), Uruguay’s Consumer Price Index (CPI) and the applicable UYU/U.S. dollar exchange rate.

-
La Tolua and Tierra Linda, two wholly owned solar PV assets in Colombia with a combined capacity of 30 MW. Each plant has a 10-year PPA in local currency indexed to local inflation with Coenersa, the largest independent electricity wholesaler in Colombia.

During the year 2022, the Company completed the following investments:

-
On January 17, 2022, the Company closed the acquisition of Chile TL4, a 63-mile transmission line and 2 substations in Chile for a total equity investment of $38.4 million (Note 5). The Company expects to expand the transmission line in 2024, which would represent an additional investment of approximately $8 million. The asset has fully contracted revenues in U.S. dollars, with inflation escalation and a 50-year remaining contract life. The off-takers are several mini-hydro plants that receive contracted or regulated payments.

-
On April 4, 2022, the Company closed the acquisition of Italy PV 4, a 3.6 MW solar portfolio in Italy for a total equity investment of $3.7 million (Note 5). The asset has regulated revenues under a feed in tariff until 2031.

-
On September 2, 2022, the Company completed its third investment through its Chilean renewable energy platform in a 73 MW solar PV plant, Chile PV 3, located in Chile, for $7.7 million corresponding to a 35% of equity interest (Note 5). The Company expects to install batteries with a capacity of approximately 100 MWh in 2024. Total investment including batteries is expected to be in the range of $15 million to $25 million depending on the capital structure. Part of the asset’s revenue is currently based on capacity payments. Adding storage would increase the portion of capacity payments.

-
On November 16, 2022, the Company closed the acquisition of a 49% interest, with joint control, in an 80 MW portfolio of solar PV projects in Chile, Chile PMGD, which is currently under construction. Atlantica´s economic rights are expected to be approximately 70%. Total investment in equity and preferred equity is expected to be approximately $30 million and Commercial Operation Date (“COD”) is expected to be progressive in 2024. Revenue for these assets is regulated under the Small Distributed Generation Means Regulation Regime (“PMGD”) for projects with a capacity equal or lower than 9MW, which allows to sell electricity through a stabilized price.

The following table provides an overview of the main operating assets the Company owned or had an interest in as of September 30, 2023:

Assets	Type	Ownership	Location	Currency(9)	Capacity (Gross)	Counterparty Credit Ratings(10)	COD*	Contract Years Remaining(17)

Solana	Renewable (Solar)	100%	Arizona (USA)	USD	280 MW	BBB+/A3/BBB+	2013	20
Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	BB-/ Ba2/BB+	2014	16
Coso	Renewable (Geothermal)	100%	California (USA)	USD	135 MW	Investment Grade(11)	1987-1989	18
Elkhorn Valley(16)	Renewable (Wind)	49%	Oregon (USA)	USD	101 MW	BBB/Baa1/--	2007	4
Prairie Star(16)	Renewable (Wind)	49%	Minnesota (USA)	USD	101 MW	--/A3/A-	2007	4
Twin Groves II(16)	Renewable (Wind)	49%	Illinois (USA)	USD	198 MW	BBB/Baa2/--	2008	2
Lone Star II(16)	Renewable (Wind)	49%	Texas (USA)	USD	196 MW	N/A	2008	N/A
Chile PV 1	Renewable (Solar)	35%(1)	Chile	USD	55 MW	N/A	2016	N/A
Chile PV 2	Renewable (Solar)	35%(1)	Chile	USD	40 MW	Not rated	2017	7
Chile PV 3	Renewable (Solar)	35%(1)	Chile	USD	73 MW	N/A	2014	N/A
La Sierpe	Renewable (Solar)	100%	Colombia	COP	20 MW	Not rated	2021	12
La Tolua	Renewable (Solar)	100%	Colombia	COP	20 MW	Not rated	2023	10
Tierra Linda	Renewable (Solar)	100%	Colombia	COP	10 MW	Not rated	2023	10
Albisu	Renewable (Solar)	100%	Uruguay	UYU	10 MW	Not rated	2023	15
Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB+/Baa2/BBB(12)	2014	11
Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB+/Baa2/BBB(12)	2014	11
Melowind	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB+/Baa2/BBB(12)	2015	12
Mini-Hydro	Renewable (Hydraulic)	100%	Peru	USD	4 MW	BBB/Baa1/BBB	2012	9
Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	14/14
Solacor 1 & 2	Renewable (Solar)	87%(3)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	13/14
PS10 & PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	A/Baa1/A-	2007&2009	9/11
Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2011	13/13
Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2012	14/14
Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	A/Baa1/A-	2010	12/12/12
Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2013	15/15
Seville PV	Renewable (Solar)	80%(4)	Spain	Euro	1 MW	A/Baa1/A-	2006	12
Italy PV 1	Renewable (Solar)	100%	Italy	Euro	1.6 MW	BBB/Baa3/BBB	2010	8
Italy PV 2	Renewable (Solar)	100%	Italy	Euro	2.1 MW	BBB/Baa3/BBB	2011	8
Italy PV 3	Renewable (Solar)	100%	Italy	Euro	2.5 MW	BBB/Baa3/BBB	2012	8
Italy PV 4	Renewable (Solar)	100%	Italy	Euro	3.6 MW	BBB/Baa3/BBB	2011	8

Kaxu	Renewable (Solar)	51%(5)	South Africa	Rand	100 MW	BB-/Ba2/BB-(13)	2015	11
Calgary	Efficient natural gas &heat	100%	Canada	CAD	55 MWt	~41% A+ or higher(14)	2010	17
ACT	Efficient natural gas & heat	100%	Mexico	USD	300 MW	BBB/B1/B+	2013	10
Monterrey	Efficient natural gas &heat	30%	Mexico	USD	142 MW	Not rated	2018	23
ATN (15)	Transmission line	100%	Peru	USD	379 miles	BBB/Baa1/BBB	2011	17
ATS	Transmission line	100%	Peru	USD	569 miles	BBB/Baa1/BBB	2014	20
ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2015	10
Quadra 1 & 2	Transmission line	100%	Chile	USD	49 miles/32 miles	Not rated	2014	11/11
Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB/ -- /BBB+	2007	14
Chile TL3	Transmission line	100%	Chile	USD	50 miles	A/A2/A-	1993	N/A
Chile TL4	Transmission line	100%	Chile	USD	63 miles	Not rated	2016	48
Skikda	Water	34.20%(6)	Algeria	USD	3.5 M ft3/day	Not rated	2009	10
Honaine	Water	25.50%(7)	Algeria	USD	7 M ft3/day	Not rated	2012	14
Tenes	Water	51%(8)	Algeria	USD	7 M ft3/day	Not rated	2015	17

(1)	65% of the shares in Chile PV 1, Chile PV 2 and Chile PV 3 are indirectly held by financial partners through the renewable energy platform of the Company in Chile.
(2)	Itochu Corporation holds 30% of the shares in each of Solaben 2 and Solaben 3.
(3)	JGC holds 13% of the shares in each of Solacor 1 and Solacor 2.
(4)	Instituto para la Diversificación y Ahorro de la Energía (“Idae”) holds 20% of the shares in Seville PV.
(5)	Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (“IDC”, 29%) and Kaxu Community Trust (20%).
(6)	Algerian Energy Company, SPA owns 49% of Skikda and Sacyr Agua, S.L. owns the remaining 16.8%.
(7)	Algerian Energy Company, SPA owns 49% of Honaine and Sacyr Agua, S.L. owns the remaining 25.5%.
(8)
Algerian Energy Company, SPA owns 49% of Tenes. The Company has an investment in Tenes through a secured loan to Befesa Agua Tenes (the holding company of Tenes) and the right to appoint a majority at the board of directors of the project company. Therefore, the Company controls Tenes since May 31, 2020, and fully consolidates the asset from that date.

(9)	Certain contracts denominated in U.S. dollars are payable in local currency.
(10)
Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch. Not applicable (“N/A”) when the asset has no PPA.

(11)
Refers to the credit rating of two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bar Community Power, both with A Rating from S&P and Southern California Public Power Authority. The third off-taker is not rated.

(12)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.
(13)	Refers to the credit rating of the Republic of South Africa. The off-taker is Eskom, which is a state-owned utility company in South Africa.
(14)	Refers to the credit rating of a diversified mix of 22 high credit quality clients (~41% A+ rating or higher, the rest is unrated).
(15)	Including ATN Expansion 1 & 2.
(16)	Part of Vento II Portfolio.
(17)	As of September 30, 2023.
(*)	Commercial Operation Date.

In October 2023, Chile PV 2, where the Company owns a 35% equity interest, did not make its debt service payment mainly due to the low electricity prices in Chile, which represents an event of default. The Company and its partner are in conversations with the banks regarding a potential waiver. In addition, Chile PV 1, where the Company owns a 35% equity interest, was not able to maintain the minimum required cash in its debt service reserve account during the third quarter of 2023 due to low electricity prices, which represents an event of default as of September 30, 2023. As a result, although the Company does not expect an acceleration of the debt to be declared by the credit entities, Chile PV 1 did not have an unconditional right to defer the settlement of the debt for at least twelve months and the project debt, which amounts to $49 million as of September 30, 2023 (Note 15), was classified as current in these Consolidated Condensed Interim Financial Statements in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”.

Note 2. - Basis of preparation

The accompanying Consolidated Condensed Interim Financial Statements represent the consolidated results of the Company and its subsidiaries.

The Company’s annual consolidated financial statements as of December 31, 2022, were approved by the Board of Directors on February 28, 2023.

These Consolidated Condensed Interim Financial Statements are presented in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”. In accordance with IAS 34, interim financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Company, placing emphasis on new activities, occurrences and circumstances that have taken place during the nine-month period ended September 30, 2023, and not duplicating the information previously published in the annual consolidated financial statements for the year ended December 31, 2022. Therefore, the Consolidated Condensed Interim Financial Statements do not include all the information that would be required in a complete set of consolidated financial statements prepared in accordance with the IFRS-IASB (“International Financial Reporting Standards-International Accounting Standards Board”). In view of the above, for an adequate understanding of the information, these Consolidated Condensed Interim Financial Statements must be read together with Atlantica’s consolidated financial statements for the year ended December 31, 2022 included in the 2022 20-F.

In determining the information to be disclosed in the notes to the Consolidated Condensed Interim Financial Statements, Atlantica, in accordance with IAS 34, has taken into account its materiality in relation to the Consolidated Condensed Interim Financial Statements.

The Consolidated Condensed Interim Financial Statements are presented in U.S. dollars, which is the parent company’s functional and presentation currency. Amounts included in these Consolidated Condensed Interim Financial Statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

These Consolidated Condensed Interim Financial Statements were approved by the Board of Directors of the Company on November 7, 2023.

Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2023, under IFRS-IASB, applied by the Company in the preparation of these Consolidated Condensed Interim Financial Statements:

The applications of these amendments have not had any impact on these Consolidated Condensed Interim Financial Statements.

In addition, the IASB published in May 2023 an amendment to IAS 12, “Income taxes”, to clarify the application of this standard arising from tax legislation enacted or substantively enacted in each country to implement the Pillar Two model rules in which it provides:

-	a temporary exception to the accounting for deferred taxes in connection with the implementation of Pillar Two.
-
qualitative and quantitative disclosures to enable users to understand the entities’ exposure to taxes that may arise from the Pillar Two model rules and/or the entity’s progress in its implementation.

The Company is currently working on analyzing the implications arising from this new regulation applicable for accounting periods commencing on or after December 31, 2023.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2024:

The Company does not anticipate any significant impact on the Consolidated Condensed Interim Financial Statements derived from the application of the new standards and amendments that will be effective for annual periods beginning on or after January 1, 2024, although it is currently still in the process of evaluating such application.

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Use of estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on the Company´s historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of its businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which require significant management estimates and judgment are as follows:

Estimates:

-	Impairment of contracted concessional, PP&E and other intangible assets.
-	Recoverability of deferred tax assets.
-	Fair value of derivative financial instruments
-	Fair value of identifiable assets and liabilities arising from a business combination

Judgement:

-	Assessment of assets agreements.
-	Assessment of control.

As of the date of preparation of these Consolidated Condensed Interim Financial Statements, no relevant changes in estimates made are anticipated and, therefore, no significant changes in the value of assets and liabilities recognized at September 30, 2023, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the period in which the change occurs.

Note 3. - Financial risk management

Atlantica’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk Management and Finance Departments, which are responsible for identifying and evaluating financial risks, quantifying them by project, region and company, in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas. The internal management policies of the Company also define the use of hedging instruments and derivatives and the investment of excess cash.

These Consolidated Condensed Interim Financial Statements do not include all financial risk management information and disclosures required for annual financial statements and should be read together with the information included in Note 3 to Atlantica’s annual consolidated financial statements as of December 31, 2022 included in the 2022 20-F.

Note 4. - Financial information by segment

Atlantica’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating and reportable segments are based on the following geographies where the contracted concessional assets are located: North America, South America and EMEA. In addition, based on the type of business, as of September 30, 2023, the Company had the following business sectors: Renewable energy, Efficient natural gas and Heat, Transmission lines and Water.

Atlantica’s Chief Operating Decision Maker (CODM), which is the CEO, assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenue as a measure of the business activity and the Adjusted EBITDA as a measure of the performance of each segment. Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in the these Consolidated Condensed Interim Financial Statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of Atlantica’s equity ownership).

In order to assess performance of the business, the CODM receives reports of each reportable segment using revenue and Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

In the nine-month period ended September 30, 2023, Atlantica had three customers with revenues representing more than 10% of total revenue, in the renewable energy business sector. In the nine-month period ended September 30, 2022, Atlantica had two customers with revenues representing more than 10% of total revenue, both in the renewable energy business sector.

a)	The following tables show Revenue and Adjusted EBITDA by operating segments and business sectors for the nine-month periods ended September 30, 2023 and 2022:

	Revenue		Adjusted EBITDA
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
	($ in thousands)
Geography	2023	2022	2023	2022
North America	338,745	323,693	260,684	258,161
South America	140,269	122,549	112,049	95,080
EMEA	379,569	412,163	254,548	277,400
Total	858,583	858,405	627,281	630,641

	Revenue		Adjusted EBITDA
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
	($ in thousands)
Business sectors	2023	2022	2023	2022
Renewable energy	640,117	652,757	460,442	469,851
Efficient natural gas & heat	84,974	81,944	66,526	66,808
Transmission lines	91,825	83,278	73,256	66,226
Water	41,667	40,424	27,057	27,756
Total	858,583	858,405	627,281	630,641

The reconciliation of segment Adjusted EBITDA with the profit/(loss) attributable to the Company is as follows:

	For the nine-month period ended September 30, ($ in thousands)
	2023	2022
Profit/(loss) attributable to the Company	46,050	(9,473)
Profit attributable to non-controlling interests	2,846	11,278
Income tax (benefit)/expense	11,587	12,975
Financial expense, net	237,924	224,893
Depreciation, amortization, and impairment charges	310,502	374,059
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of Atlantica’s equity ownership)	18,372	16,909
Total segment Adjusted EBITDA	627,281	630,641

b)	The assets and liabilities by operating segments and business sector as of September 30, 2023, and December 31, 2022 are as follows:

Assets and liabilities by geography as of September 30, 2023:

	North America	South America	EMEA	Balance as of September 30, 2023
	($ in thousands)
Assets allocated
Contracted concessional, PP&E and other intangible assets	3,081,319	1,210,839	2,893,257	7,185,415
Investments carried under the equity method	195,434	7,769	40,695	243,898
Other current financial assets	97,798	31,068	44,666	173,532
Cash and cash equivalents (project companies)	165,905	132,816	247,657	546,378
Subtotal allocated	3,540,456	1,382,492	3,226,275	8,149,223
Unallocated assets
Other non-current assets				349,275
Other current assets (including cash and cash equivalents at holding company level)				363,145
Subtotal unallocated				712,420
Total assets				8,861,643

	North America	South America	EMEA	Balance as of September 30, 2023
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	1,686,999	826,049	1,899,016	4,412,064
Grants and other liabilities	953,880	34,776	248,194	1,236,850
Subtotal allocated	2,640,879	860,825	2,147,210	5,648,914
Unallocated liabilities
Long-term and short-term corporate debt				1,046,608
Other non-current liabilities				294,414
Other current liabilities				178,894
Subtotal unallocated				1,519,916
Total liabilities				7,168,830
Equity unallocated				1,692,813
Total liabilities and equity unallocated				3,212,729
Total liabilities and equity				8,861,643

Assets and liabilities by geography as of December 31, 2022:

	North America	South America	EMEA	Balance as of December 31, 2022
Assets allocated
Contracted concessional, PP&E and other intangible assets	3,167,490	1,241,879	3,073,889	7,483,259
Investments carried under the equity method	210,704	4,450	44,878	260,031
Other current financial assets	118,385	31,136	46,373	195,893
Cash and cash equivalents (project companies)	187,568	85,697	266,557	539,822
Subtotal allocated	3,684,147	1,363,162	3,431,697	8,479,005
Unallocated assets
Other non-current assets				325,893
Other current assets (including cash and cash equivalents at holding company level)				296,013
Subtotal unallocated				621,906
Total assets				9,100,911

	North America	South America	EMEA	Balance as of December 31, 2022
Liabilities allocated
Long-term and short-term project debt	1,713,125	841,906	1,998,021	4,553,052
Grants and other liabilities	994,874	25,031	232,608	1,252,513
Subtotal allocated	2,707,999	866,937	2,230,629	5,805,565
Unallocated liabilities
Long-term and short-term corporate debt				1,017,200
Other non-current liabilities				313,328
Other current liabilities				175,771
Subtotal unallocated				1,506,299
Total liabilities				7,311,864
Equity unallocated				1,789,047
Total liabilities and equity unallocated				3,295,346
Total liabilities and equity				9,100,911

Assets and liabilities by business sector as of September 30, 2023:

	Renewable energy	Efficient natural gas & heat	Transmission lines	Water	Balance as of September 30, 2023
	($ in thousands)
Assets allocated
Contracted concessional assets, PP&E and other intangible assets	5,773,740	463,204	785,309	163,162	7,185,415
Investments carried under the equity method	190,325	11,514	4,202	37,857	243,898
Other current financial assets	2,752	96,793	30,710	43,277	173,532
Cash and cash equivalents (project companies)	417,175	31,195	73,376	24,632	546,378
Subtotal allocated	6,383,992	602,706	893,597	268,928	8,149,223
Unallocated assets
Other non-current assets					349,275
Other current assets (including cash and cash equivalents at holding company level)					363,145
Subtotal unallocated					712,420
Total assets					8,861,643

	Renewable energy	Efficient natural gas & Heat	Transmission lines	Water	Balance as of September 30, 2023
Liabilities allocated
Long-term and short-term project debt	3,345,074	411,799	577,773	77,418	4,412,064
Grants and other liabilities	1,189,637	31,930	12,829	2,454	1,236,850
Subtotal allocated	4,534,711	443,729	590,602	79,872	5,648,914
Unallocated liabilities
Long-term and short-term corporate debt					1,046,608
Other non-current liabilities					294,414
Other current liabilities					178,894
Subtotal unallocated					1,519,916
Total liabilities					7,168,830
Equity unallocated					1,692,813
Total liabilities and equity unallocated					3,212,729
Total liabilities and equity					8,861,643

Assets and liabilities by business sector as of December 31, 2022:

	Renewable energy	Efficient natural gas & Heat	Transmission lines	Water	Balance as of December 31, 2022
Assets allocated
Contracted concessional, PP&E and other intangible assets	6,035,091	485,431	800,067	162,670	7,483,259
Investments carried under the equity method	203,420	10,034	4,450	42,128	260,031
Other current financial assets	6,706	116,366	30,582	42,240	195,893
Cash and cash equivalents (project companies)	392,577	73,673	48,073	25,498	539,822
Subtotal allocated	6,637,794	685,504	883,172	272,536	8,479,005
Unallocated assets
Other non-current assets					325,893
Other current assets (including cash and cash equivalents at holding company level)					296,013
Subtotal unallocated					621,906
Total assets					9,100,911

	Renewable energy	Efficient natural gas & Heat	Transmission lines	Water	Balance as of December 31, 2022
Liabilities allocated
Long-term and short-term project debt	3,442,625	440,999	582,689	86,739	4,553,052
Grants and other liabilities	1,211,878	32,138	6,040	2,457	1,252,513
Subtotal allocated	4,654,503	473,137	588,729	89,196	5,805,565
Unallocated liabilities
Long-term and short-term corporate debt					1,017,200
Other non-current liabilities					313,328
Other current liabilities					175,771
Subtotal unallocated					1,506,299
Total liabilities					7,311,864
Equity unallocated					1,789,047
Total liabilities and equity unallocated					3,295,346
Total liabilities and equity					9,100,911

c)	The amount of depreciation, amortization and impairment charges recognized for the nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the nine-month period ended September 30,
Depreciation, amortization and impairment by geography	2023	2022
	($ in thousands)
North America	(103,001)	(167,497)
South America	(46,278)	(46,467)
EMEA	(161,223)	(160,095)
Total	(310,502)	(374,059)

	For the nine-month period ended September 30,
Depreciation, amortization and impairment by business sectors	2023	2022
	($ in thousands)
Renewable energy	(286,611)	(322,183)
Efficient natural gas & heat	(2,196)	(23,884)
Transmission lines	(22,033)	(26,321)
Water	338	(1,671)
Total	(310,502)	(374,059)

Note 5. – Business combinations

For the nine-month period ended September 30, 2023

On March 1, 2023, the Company completed the process of transitioning the O&M services for the assets in Spain where Abengoa was still the supplier to an Atlantica’ subsidiary. This acquisition has been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations. The O&M services are included within the Renewable energy sector and the EMEA geography.

The fair value of assets and liabilities consolidated at the effective acquisition date is shown in the following table:

Business combinations for the nine-month period ended September 30, 2023
Property, plant and equipment under IAS 16	1,565
Intangible assets under IAS 38	5,645
Inventories	1,646
Other current and non-current liabilities	(6,653)
Total net assets acquired at fair value	2,203
Asset acquisition – purchase price	(2,203)
Net result of business combinations	-

The purchase price equals the fair value of the net assets acquired.

The allocation of the purchase price is provisional as of September 30, 2023, and amounts indicated above may be adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized as of September 30, 2023. The measurement period will not exceed one year from the acquisition date.

The amount of revenue contributed by the acquisitions during the nine-month period ended September 30, 2023 to the Consolidated Condensed Interim Financial Statements of the Company is nil, and the amount of loss after tax is $0.4 million. Had the acquisitions been consolidated from January 1, 2023, the consolidated statement of comprehensive income would not have included additional revenue and profit after tax of $1.0 million.

For the year ended December 31, 2022

On January 17, 2022, the Company closed the acquisition of Chile TL4, a 63-mile transmission line and 2 substations in Chile for a total equity investment of $38.4 million. Atlantica has control over Chile TL4 under IFRS 10, Consolidated Financial Statements. The acquisition of Chile TL4 had been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations. Chile TL4 is included within the Transmission Lines sector and the South America geography.

On April 4, 2022, the Company closed the acquisition of Italy PV 4, a 3.6 MW solar portfolio in Italy for a total equity investment of $3.7 million. Atlantica has control over Italy PV 4 under IFRS 10, Consolidated Financial Statements. The acquisition of Italy PV 4 had been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations. Italy PV 4 is included within the Renewable energy sector and the EMEA geography.

On September 2, 2022, the Company closed the acquisition of Chile PV 3, a 73 MW solar PV plant through its renewable energy platform in Chile for a total equity investment of $7.7 million. Atlantica has control over Chile PV 3 under IFRS 10, Consolidated Financial Statements. The acquisition of Chile PV 3 had been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations, showing 65% of non-controlling interests. Chile PV 3 is included within the Renewable energy sector and the South America geography.

The fair value of assets and liabilities consolidated at the effective acquisition date is shown in aggregate on the basis that they are individually not significant in the following table:

Business combinations for the year ended December 31, 2022
Property, plant and equipment under IAS 16	55,135
Rights of use under IFRS 16 (lessee) or intangible assets under IAS 38	26,794
Cash and cash equivalents	1,057
Other current assets	8,283
Non-current Project debt	(1,301)
Current Project debt	(148)
Other current and non-current liabilities	(25,853)
Non-controlling interests	(14,300)
Total net assets acquired at fair value	49,667
Asset acquisition – purchase price	(49,667)
Net result of business combinations	-

The purchase price equaled the fair value of the net assets acquired.

The amount of revenue contributed by the acquisitions performed during 2022 to the Consolidated Financial Statements of the Company for the year 2022 was $6.2 million, and the amount of profit after tax was $1.7 million. Had the acquisitions been consolidated from January 1, 2022, the consolidated statement of comprehensive income would have included additional revenue of $4.8 million and additional profit after tax of $1.7 million.

In January, April and September 2023, the provisional period for the purchase price allocation of Chile TL 4, Italy PV 4 and Chile PV 3, respectively, closed, and did not result in significant adjustments to the initial amounts recognized.

Note 6. - Contracted concessional, PP&E and other intangible assets

The Company has assets recorded as contracted concessional assets in accordance with IFRIC 12, property plant and equipment in accordance with IAS 16 and right of use assets under IFRS 16 or intangible assets under IAS 38.

The detail of assets included in the heading ‘Contracted concessional, PP&E and other intangible assets’ as of September 30, 2023, and December 31, 2022, is as follows:

	Financial assets under IFRIC 12	Financial assets under IFRS 16 (Lessor)	Intangible assets under IFRIC 12	Right of use assets under IFRS 16 (Lessee) and intangible assets under IAS 38	Property, plant and equipment under IAS 16	Total
	($ in thousands)
Cost	798,044	2,704	8,907,348	147,828	968,858	10,824,782
Amortization and impairment	(68,659)	-	(3,320,987)	(34,676)	(215,045)	(3,639,367)
Total as of September 30, 2023	729,385	2,704	5,586,361	113,152	753,813	7,185,415

	Financial assets under IFRIC 12	Financial assets under IFRS 16 (Lessor)	Intangible assets under IFRIC 12	Right of use assets under IFRS 16 (Lessee) and intangible assets under IAS 38	Property, plant and equipment under IAS 16	Total
	($ in thousands)
Cost	818,170	2,787	8,976,243	120,307	945,475	10,862,982
Amortization and impairment	(69,557)	-	(3,088,778)	(26,782)	(194,606)	(3,379,723)
Total as of December 31, 2022	748,613	2,787	5,887,465	93,525	780,869	7,483,259

No losses from impairment of contracted concessional, PP&E and other intangible assets, excluding the change in the provision for expected credit losses under IFRS 9, Financial instruments, were recorded during the nine-month period ended September 30, 2023. During the nine-month period ended September 30, 2022, an impairment loss of $41 million was recorded in Solana, due to the continued delays in the works and replacements that the Company was carrying out in its storage system and their impact on production in 2022, as well as an increase in the discount rate.

The impairment provision based on the expected credit losses on contracted concessional financial assets decreased by $1 million in the nine-month period ended September 30, 2023 (increase of $27 million in the nine-month period ended September 30, 2022, primarily in ACT).

Note 7. - Investments carried under the equity method

The table below shows the breakdown of the investments held in associates and joint ventures as of September 30, 2023, and December 31, 2022:

	Balance as of September 30, 2023	Balance as of December 31, 2022
	($ in thousands)
2007 Vento II, LLC	175,938	181,735
Windlectric Inc	7,981	18,935
Myah Bahr Honaine, S.P.A.	37,857	42,128
Pemcorp SAPI de CV	11,514	10,034
Akuo Atlantica PMGD Holding S.P.A.	4,202	4,450
Colombian portfolio of renewable energy entities	3,544	-
Pectonex, R.F. Proprietary Limited	1,355	1,411
Evacuación Valdecaballeros, S.L.	697	858
Fontanil Solar, S.L.U.	229	229
Murum Solar, S.L.U.	222	222
SailH2 Ingeniería, S.L.	359	-
Liberty Infraestructuras S.L.	-	29
Total	243,898	260,031

None of the entities referred to above is a listed company.

2007 Vento II, LLC, is the holding company of a 596 MW portfolio of wind assets (“Vento II”) in the U.S., 49% owned by Atlantica since June 16, 2021, and accounted for under the equity method in these Consolidated Condensed Interim Financial Statements.

Windlectric Inc., the project entity, is 100% owned by Amherst Island Partnership, itself 30% owned by Atlantica Yield Energy Solutions Canada Inc. (“AYES Canada”) and therefore accounted for under the equity method in these Consolidated Condensed Interim Financial Statements.

Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L., which is accounted for using the equity method in these Consolidated Condensed Interim Financial Statements. Geida Tlemcen, S.L. is 50% owned by Atlantica.

Pemcorp SAPI de CV, Monterrey´s project entity, is 100% owned by Arroyo Netherlands II B.V., which is accounted for under the equity method in these Consolidated Condensed Interim Financial Statements. Arroyo Netherlands II B.V. is 30% owned by Atlantica.

Akuo Atlantica PMGD Holding S.P.A.(“Akuo”) is the holding company of an 80 MW portfolio of solar PV assets in Chile, which is currently under construction, 49% owned by Atlantica, with joint control since November 2022 and accounted for under the equity method in these Consolidated Condensed Interim Financial Statements.

The Colombian portfolio of renewable energy entities includes the following entities: Atlantica – HIC Renovables S.A.S., SJ Renovables Sun 1 S.A.S. E.S, AC Renovables Sol 1 S.A.S. E.S, SJ Renovables Wind 1 S.A.S. E., PA Renovables Sol 1 S.A.S. E.S and Atlantica Hidro Colombia S.A.S. On March 1, 2023, Atlantica sold part of its equity interest in these entities to a partner, which now holds a 50% equity interest. Atlantica and the partner hold 50% of the shares each and have joint control over these entities in accordance with IFRS 11, Joint arrangements. As a result, the subsidiaries, which were previously fully consolidated showing 30% of non-controlling interest, are now recorded as an investment in joint ventures under the equity method in these Consolidated Condensed Interim Financial Statements in accordance with IAS 28, Investments in associates and joint ventures. Carrying amount of the non-controlling interests in these entities were derecognized at the date control was lost by Atlantica. Further to the sale of part of its equity interest, Atlantica recorded a gain of $4.6 million as Other operating income in the nine-month period ended September 30, 2023 (Note 20).

The decrease in investments carried under the equity method as of September 30, 2023, is primarily due to the distributions made by Amherst Island Partnership to AYES Canada for the period for $11.1 million related to the investment in Windlectric Inc. A significant portion of the distributions received from Amherst are distributed by the Company to its partner in this project (Note 13). The decrease in the investment in Vento II is primarily due to the distributions received from this asset by the Company for $11.0 million, partially offset by the share of profit in Vento II for the nine-month period ended September 30, 2023 for $5.3 million.

Note 8. - Financial assets

The detail of Non-current and Current financial assets as of September 30, 2023, and December 31, 2022, is as follows:

	Balance as of September 30, 2023	Balance as of December 31, 2022
	($ in thousands)
Fair Value through OCI (Investment in Ten West link)	11,719	15,959
Derivative assets (Note 9)	110,344	89,806
Other receivable accounts at amortized cost	75,339	70,472
Total non-current financial assets	197,402	176,237
Contracted concessional financial assets	169,574	186,841
Derivative assets (Note 9)	3,204	7,575
Other receivable accounts at amortized cost	754	1,477
Total current financial assets	173,532	195,893

Investment in Ten West Link is a 12.5% interest in a 114-mile transmission line in the U.S., currently under construction.

Note 9. - Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of September 30, 2023, and December 31, 2022, are as follows:

	Balance as of September 30, 2023		Balance as of December 31, 2022
	($ in thousands)
	Assets	Liabilities	Assets	Liabilities
Interest rate cash flow hedge	109,938	5,523	94,192	12,159
Foreign exchange derivatives instruments	3,610	-	3,189	-
Notes conversion option (Note 14)	-	931	-	4,688
Total	113,548	6,454	97,381	16,847

The derivatives are primarily interest rate cash flow hedges. All are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements.

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated condensed income statement is a profit of $18.0 million for the nine-month period ended September 30, 2023 (loss of $31.5 million for the nine-month period ended September 30, 2022).

The after-tax results accumulated in equity in connection with derivatives designated as cash flow hedges as of September 30, 2023, and December 31, 2022, amount to a profit of $357.5 million and $345.6 million, respectively.

Additionally, the Company has currency options with leading international financial institutions, which guarantee minimum Euro-U.S. dollar exchange rates. The strategy of the Company is to hedge the exchange rate for the net distributions from its European assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, the strategy of the Company is to hedge 100% of its euro-denominated net exposure for the next 12 months and 75% of its euro denominated net exposure for the following 12 months, on a rolling basis. Change in fair value of these foreign exchange derivatives instruments are directly recorded in the consolidated income statement.

Finally, the conversion option of the Green Exchangeable Notes issued in July 2020 (Note 14) is recorded as a derivative with a fair value (liability) of $0.9 million as of September 30, 2023 ($4.7 million as of December 31, 2022).

Note 10. - Fair value of financial instruments

Financial instruments measured at fair value are classified based on the nature of the inputs used for the calculation of fair value:

-	Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

-
Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

-	Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

As of September 30, 2023, all the financial instruments measured at fair value correspond to derivatives and have been classified as Level 2, except for the investments held in Ten West Link, which has been classified as Level 3.

Note 11. - Related parties

The related parties of the Company are primarily Algonquin Power & Utilities Corp. (“Algonquin”) and its subsidiaries, non-controlling interests (Note 13), entities accounted for under the equity method (Note 7), as well as the Directors and the Senior Management of the Company.

Details of balances with related parties as of September 30, 2023, and December 31, 2022, are as follows:

		Receivables (current)	Receivables (non-current)	Payables (current)	Payables (non-current)
Entities accounted for under the equity method:		($ in thousands)
Arroyo Netherland II B.V	2023	943	17,006	-	-
	2022	1,097	17,006	-	-
Akuo Atlantica PMGD Holding S.P.A	2023	38	8,364	-	-
	2022	-	504	-	-
Colombian portfolio of renewable energy entities	2023	-	11,515	23	-
	2022	-	-	-	-
Other	2023	32	154	-	-
	2022	127	-	-	-
Non controlling interest:

Algonquin	2023	38	-	-	-
	2022	-	-	4,762	-
JGC Corporation	2023	-	-	-	4,737
	2022	-	-	-	6,088
Algerian Energy Company, SPA	2023	-	-	3,389	-
	2022	-	-	-	-
Other	2023	3	-	-	27
	2022	-	-	21	-
Other related parties:

Atlantica´s partner in Colombia (Note 7)	2023	918	-	-	-
	2022	-	-	-	-
Total	2023	1,972	37,039	3,412	4,764
	2022	1,224	17,510	4,783	6,088

Receivables with Arroyo Netherland II B.V, the holding company of Pemcorp SAPI de CV, Monterrey´s project entity (Note 7), correspond to the short- and long-term portion of the loan with maturity date in 2027 that was granted at acquisition date of the project and accrues an interest of SOFR plus 6.31%.

Non-current receivables include a loan that accrues a fixed interest of 8.75% with Akuo Atlantica PMGD Holding S.P.A and a loan with the Colombian portfolio of renewable energy entities in which the Company has a 50% equity interest, which accrues a fixed interest of 8%.

Current payables as of September 30, 2023, primarily include the dividend to be paid by Tenes to Algerian Energy Company, SPA. Current payables as of December 31, 2022, primarily included the dividend to be paid by AYES Canada to Algonquin.

Non-current payables with JGC Corporation include a subordinated debt with Solacor 1 and Solacor 2 that accrues an interest of Euribor plus 2.5% and with maturity date in 2037.

Current receivables with the partner of the Company in Colombia include Atlantica´s pending purchase price payment to be received for the partial sale of its investment in the Colombian portfolio of renewable energy entities (Note 7).

The profit and loss impact of transactions carried out by entities included in these Consolidated Condensed Interim Financial Statements with related parties, for the nine-month periods ended September 30, 2023 and 2022 have been as follows:

		Financial income	Financial expense
Entities accounted for under the equity method:		($ in thousands)
Arroyo Netherland II B.V	2023	1,346	-
	2022	996	-
Akuo Atlantica PMGD Holding	2023	403	-
	2022	-	-
Colombian portfolio of renewable energy entities	2023	295	-
	2022	-	-
Non controlling interest:

Other	2023	-	(234)
	2022	-	(143)
Total	2023	2,044	(234)
	2022	996	(143)

Note 12. - Trade and other receivables

Trade and other receivables as of September 30, 2023, and December 31, 2022, consist of the following:

	Balance as of September 30,	Balance as of December 31,
	2023	2022
	($ in thousands)
Trade receivables	225,144	125,437
Tax receivables	33,719	45,680
Prepayments	23,636	11,827
Other accounts receivable	4,703	17,390
Total	287,202	200,334

The increase in trade receivables is primarily due to collections pending from the Spanish state-owner regulator, Comision Nacional de los Mercados y de la Competencia or “CNMC” in the solar assets of the Company in Spain and from Pemex in ACT.

During the year 2022, in the assets in Spain, the Company collected revenue in line with the parameters corresponding to the regulation in place at the beginning of the year 2022, as the new parameters, reflecting lower revenue, became final on December 14, 2022. As a result, as of December 31, 2022, trade receivables in the assets in Spain were lower than usual. In the nine-month period ended September 30, 2023, collections at these assets in Spain were regularized.

As of September 30, 2023, and December 31, 2022, the fair value of trade and other receivables accounts does not differ significantly from its carrying amount.

Note 13. - Equity

As of September 30, 2023, the share capital of the Company amounts to $11,615,905 ($11,605,513 as of December 31, 2022) represented by 116,159,054 ordinary shares (116,055,126 ordinary shares as of December 31,2022) fully subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right.

Algonquin owns 42.2% of the shares of the Company and is its largest shareholder as of September 30, 2023. Algonquin’s voting rights and rights to appoint directors are limited to 41.5% and the difference between Algonquin´s ownership and 41.5% will vote replicating non-Algonquin’s shareholders’ vote.

The Company accounts for its existing long-term incentive plans granted to employees as equity-settled in accordance with IFRS 2, Share-based Payment when incentives are being settled in shares. In the nine-month period ended September 30, 2023, the Company issued 103,928 new shares (228,560 new shares in the nine-month period ended September 30, 2022) to its employees to settle a portion of these plans.

On February 28, 2022, the Company established a new “at-the-market program” which replaced its previous program, and entered into a distribution agreement with BofA Securities, MUFG and RBC Capital Markets, as its sales agents, under which the Company may offer and sell from time to time up to $150 million of its ordinary shares.  During the nine-month period ended September 30, 2023, the Company did not sell any shares under this program. During the nine-month period ended September 30, 2022, the Company sold 3,423,593 shares at an average market price of $33.57 pursuant to its distribution agreement, representing net proceeds of $114 million.

Atlantica´s reserves as of September 30, 2023 are made up of share premium account and capital reserves. The share premium account reduction by $250 million during the nine-month period ended September 30, 2023, increasing capital reserves by the same amount, was made effective upon the confirmation received on June 26, 2023, from the High Court in the UK, pursuant to the Companies Act 2006.

Other reserves primarily include the change in fair value of cash flow hedges and its tax effect.

Accumulated currency translation differences primarily include the result of translating the financial statements of subsidiaries prepared in a foreign currency into the presentation currency of the Company, the U.S. dollar.

Accumulated deficit primarily includes results attributable to Atlantica.

Non-controlling interests fully relate to interests held by JGC in Solacor 1 and Solacor 2, by Idae in Seville PV, by Itochu Corporation in Solaben 2 and Solaben 3, by Algerian Energy Company, SPA and Sacyr Agua S.L. in Skikda, by Algerian Energy Company, SPA in Tenes, by Industrial Development Corporation of South Africa (IDC) and Kaxu Community Trust in Kaxu, by Algonquin Power Co. in AYES Canada, and by partners of the Company in the Chilean renewable energy platform in Chile PV 1, Chile PV 2 and Chile PV 3.

On February 28, 2023, the Board of Directors declared a dividend of $0.445 per share corresponding to the fourth quarter of 2022. The dividend was paid on March 25, 2023, for a total amount of $51.7 million.

On May 4, 2023, the Board of Directors declared a dividend of $0.445 per share corresponding to the first quarter of 2023. The dividend was paid on June 15, 2023, for a total amount of $51.7 million.

On July 31, 2023, the Board of Directors declared a dividend of $0.445 per share corresponding to the second quarter of 2023. The dividend was paid on September 15, 2023, for a total amount of $51.7 million.

In addition, the Company declared dividends and distributions to non-controlling interests in the nine-month period ended September 30, 2023, primarily to Algonquin (interests in Amherst through AYES Canada, see Note 7) for $10.7 million ($14.6 million in the nine-month period ended September 30, 2022), Itochu Corporation for $5.1 million ($2.9 million in the nine-month period ended September 30, 2022), Algerian Energy Company for $6.7 million ($5.3 million in the nine-month period ended September 30, 2022) and IDC and Kaxu Community Trust for $1.2 million ($5.9 million in the nine-month period ended September 30, 2022).

During the nine-month period ended September 30, 2023, Chile PV 3 received a capital contribution of $19.5 million from the financial partners (Non-controlling interests) through the renewable energy platform of the Company in Chile to install batteries in the asset (Note 1).

As of September 30, 2023, and December 31, 2022, there was no treasury stock and there have been no transactions with treasury stock during the period then ended.

Note 14. - Corporate debt

The breakdown of corporate debt as of September 30, 2023, and December 31, 2022, is as follows:

	Balance as of September 30,	Balance as of December 31,
	2023	2022
	($ in thousands)
Non-current	1,005,925	1,000,503
Current	40,683	16,697
Total Corporate Debt	1,046,608	1,017,200

On July 20, 2017, the Company signed a credit facility (the “2017 Credit Facility”) for up to €10 million ($10.6 million), which is available in euros or U.S. dollars. Amounts drawn down accrue interest at a rate per year equal to the sum of three-month EURIBOR plus 2% or SOFR plus 2%, depending on the currency, with a floor of 0% on the EURIBOR and SOFR. On August 7, 2023, the available amount under the 2017 Credit Facility has been increased to €15 million ($15.9 million) and the maturity extended to July 1, 2025. As of September 30, 2023, the 2017 Credit Facility was fully available ($6.4 million were drawn down as of December 31, 2022).

On May 10, 2018, the Company entered into the Revolving Credit Facility for $215 million with a syndicate of banks. Amounts drawn down accrue interest at a rate per year equal to (A) for Eurodollar rate loans, Term SOFR, plus a Term SOFR Adjustment equal to 0.10% per annum, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus ½ of 1.00%, (ii) the U.S. prime rate and (iii) Term SOFR plus 1.00%, in any case, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 0.60% and 1.00%. Letters of credit may be issued using up to $100 million of the Revolving Credit Facility. Since then, the amount of the Revolving Credit Facility increased to $450 million. On May 30, 2023, the maturity was extended to December 31, 2025. On September 30, 2023, $40 million were drawn down ($30 million as of December 31, 2022). On September 30, 2023, the Company issued letters of credit for $17 million ($35 million as of December 31, 2022). As of September 30, 2023, therefore, $393 million of the Revolving Credit Facility were available ($385 million as of December 31, 2022).

On October 8, 2019, the Company filed a euro commercial paper program (the “Commercial Paper”) with the Alternative Fixed Income Market (MARF) in Spain. The program had an original maturity of twelve months and was extended for annual periods until October 2023. The program allows Atlantica to issue short term notes over the next twelve months for up to €50 million ($53 million), with such notes having a tenor of up to two years. As of September 30, 2023, the Company had €28.0 million ($29.6 million) issued and outstanding under the program at an average cost of 4.88% (€9.3 million, or $10.1 million, as of December 31, 2022).

On April 1, 2020, the Company closed the secured 2020 Green Private Placement for €290 million ($307 million). The private placement accrues interest at an annual 1.96% interest rate, payable quarterly and has a June 2026 maturity.

On July 8, 2020, the Company entered into the Note Issuance Facility 2020, a senior unsecured financing with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of $148 million which is denominated in euros (€140 million). The Note Issuance Facility 2020 was issued on August 12, 2020, interest accrues at a rate per annum equal to the sum of the 3-month EURIBOR plus a margin of 5.25% with a floor of 0% for the EURIBOR, payable quarterly and has a maturity of seven years from the closing date. The Company has entered into a cap at 0% for the EURIBOR with 3.5 years maturity to hedge the variable interest rate risk.

On July 17, 2020, ASI Jersey Ltd, a subsidiary of the Company issued the Green Exchangeable Notes for $100 million in aggregate principal amount of 4.00% convertible bonds due in 2025. On July 29, 2020, the Company closed an additional $15 million aggregate principal amount of the Green Exchangeable Notes. The notes mature on July 15, 2025, and bear interest at a rate of 4.00% per annum. The initial exchange rate of the notes is 29.1070 ordinary shares per $1,000 principal amount of notes, which is equivalent to an initial exchange price of $34.36 per ordinary share. Noteholders may exchange their notes at their option at any time prior to the close of business on the scheduled trading day immediately preceding April 15, 2025, only during certain periods and upon satisfaction of certain conditions. On or after April 15, 2025, noteholders may exchange their notes at any time. Upon exchange, the notes may be settled, at the election of the Company, into Atlantica ordinary shares, cash or a combination thereof. The exchange rate is subject to adjustment upon the occurrence of certain events.

As per IAS 32, “Financial Instruments: Presentation”, the conversion option of the Green Exchangeable Notes is an embedded derivative classified within the line “Derivative liabilities” of these Consolidated Condensed Interim Financial Statements (Note 9). It was initially valued at the transaction date for $10 million, and prospective changes to its fair value are accounted for directly through the profit and loss statement. The principal element of the Green Exchangeable Notes, classified within the line “Corporate debt” of these Consolidated Condensed Interim Financial Statements, is initially valued as the difference between the consideration received from the holders of the instrument and the value of the embedded derivative, and thereafter, at amortized cost using the effective interest method as per IFRS 9, Financial Instruments.

On May 18, 2021, the Company issued the Green Senior Notes due in 2028 in an aggregate principal amount of $400 million. The notes mature on May 15, 2028, and bear interest at a rate of 4.125% per annum payable on June 15 and December 15 of each year, commencing December 15, 2021.

On May 10, 2023, the Company entered into a senior unsecured $50 million line of credit with Export Development Canada with a 3-year maturity. Loan under the credit line accrues interest at a rate per annum equal to Term SOFR plus a percentage determined by reference to the leverage ratio of the Company, ranging between 2.46% and 3.11%, with a floor of 0.00% for the Term SOFR. The facility matures on May 25, 2026, and was fully available as of September 30, 2023.

Since 2020, the Company entered into loans with different banks as follows:

-	a €5 million ($5.3 million) loan on December 4, 2020, which accrues interest at a rate per year equal to 2.50%. The maturity date is December 4, 2025.
-	a €5 million ($5.3 million) loan on January 31, 2022, which accrues interest at a rate per year equal to 1.90%. The maturity date is January 31, 2026.
-	a €7 million ($7.4 million) loan on February 24, 2023, which accrues interest at a rate per year equal to 4.21%. The maturity date is February 24, 2028.

The repayment schedule for the corporate debt as of September 30, 2023, is as follows:

	Remainder of 2023	Between January and September 2024	Between October and December 2024	2025	2026	2027	Subsequent years	Total
	($ in thousands)
2017 Credit Facility	2	-	-	-	-	-	-	2
Revolving Credit Facility	318	-	-	39,291	-	-	-	39,609
Commercial Paper	28,695	932	-	-	-	-	-	29,627
2020 Green Private Placement	167	-	-	-	305,004	-	-	305,171
2020 Note Issuance Facility	-	-	-	-	-	145,851	-	145,851
Green Exchangeable Notes	-	958	-	109,243	-	-	-	110,201
Green Senior Notes	5,088	-	-	-	-	-	395,738	400,826
Other bank loans	1,775	2,748	1,762	4,534	2,192	1,573	737	15,321
Total	36,045	4,638	1,762	153,068	307,196	147,424	396,475	1,046,608

The repayment schedule for the corporate debt as of December 31, 2022, was as follows:

	2023	2024	2025	2026	2027	Subsequent years	Total
2017 Credit Facility	8	6,423	-	-	-	-	6,431
Revolving Credit Facility	112	29,387					29,499
Commercial Paper	9,937	-	-	-	-	-	9,937
2020 Green Private Placement	423	-	-	308,389	-	-	308,812
2020 Note Issuance Facility	-	-	-	-	147,257	-	147,257
Green Exchangeable Notes	2,107	-	107,055	-	-	-	109,162
Green Senior Note	964	-	-	-	-	395,060	396,024
Other bank Loans	3,146	3,122	3,124	686	-	-	10,078
Total	16,697	38,932	110,179	309,075	147,257	395,060	1,017,200

Note 15. - Project debt

This note shows the project debt linked to the assets included in Note 6 of these Consolidated Condensed Interim Financial Statements.

Project debt is generally used to finance contracted assets, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In addition, the cash of the Company´s projects include funds held to satisfy the customary requirements of certain non-recourse debt agreements and other restricted cash for an amount of $209 million as of September 30, 2023 ($208 million as of December 31, 2022).

The breakdown of project debt for both non-current and current liabilities as of September 30, 2023, and December 31, 2022, is as follows:

	Balance as of September 30,	Balance as of December 31,
	2023	2022
	($ in thousands)
Non-current	4,012,592	4,226,518
Current	399,472	326,534
Total Project debt	4,412,064	4,553,052

The Company refinanced the Solaben 2&3 assets in March 2023, entering into two green senior euro-denominated loan agreements for the two assets with a syndicate of banks for a total amount of €198.0 million. The new project debt replaced the previous project loans for a similar amount and maturity was extended from December 2030 to June 2037.

Chile PV 1, where the Company owns a 35% equity interest, was not able to maintain the minimum required cash in its debt service reserve account during the third quarter of 2023 due to low electricity prices, which represents an event of default as of September 30, 2023. As a result, although the Company does not expect an acceleration of the debt to be declared by the credit entities, Chile PV 1 did not have an unconditional right to defer the settlement of the debt for at least twelve months and the project debt, which amounts to $49 million as of September 30, 2023, was classified as current in these Consolidated Condensed Interim Financial Statements in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”.

The repayment schedule for project debt in accordance with the financing arrangements as of September 30, 2023, is as follows and is consistent with the projected cash flows of the related projects:

Remainder of 2023
Interest payment	Nominal repayment	Between January and September 2024	Between October and December 2024	2025	2026	2027	Subsequent years	Total
($ in thousands)
54,493	138,302	159,169	139,104	318,905	345,790	492,631	2,763,670	4,412,064

The repayment schedule for project debt in accordance with the financing arrangements as of December 31, 2022, was as follows and was consistent with the projected cash flows of the related projects:

2023		2024	2025	2026	2027	Subsequent years	Total
Interest payment	Nominal repayment
15,053	311,481	323,731	442,920	358,444	504,954	2,596,469	4,553,052

Note 16. - Grants and other liabilities

	Balance as of September 30,	Balance as of December 31,
	2023	2022
	($ in thousands)
Grants	867,439	911,593
Other liabilities and provisions	369,411	340,920
Dismantling provision	146,349	140,595
Lease liabilities	80,786	63,076
Accruals on Spanish market prices differences	99,993	91,884
Others	42,283	45,365
Grants and other non-current liabilities	1,236,850	1,252,513

As of September 30, 2023, the amount recorded in Grants primarily corresponds to the ITC Grant awarded by the U.S. Department of the Treasury to Solana and Mojave for a total amount of $586 million ($610 million as of December 31, 2022). The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset.

The remaining balance of the “Grants” account corresponds to loans with interest rates below market rates for Solana and Mojave for a total amount of $280 million as of September 30, 2023 ($299 million as of December 31, 2022). Loans with the Federal Financing Bank guaranteed by the Department of Energy for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded progressively in “Other operating income”.

Total amount of income for these two types of grants for Solana and Mojave is $43.8 million and $43.9 million for the nine-month periods ended September 30, 2023 and 2022, respectively (Note 20).

The “Accruals on Spanish market prices differences” corresponds to the non-current portion of the payables related to the high market prices in Spain at which the solar assets in Spain invoiced electricity up to September 30, 2023, as a result of a negative adjustment to the regulated revenues for the deviation from the estimated market prices used by the Administration in Spain, which is expected to be compensated over the remaining regulatory life of the solar assets of the Company.

Note 17. - Trade payables and other current liabilities

Trade payables and other current liabilities as of September 30, 2023, and December 31, 2022, are as follows:

	Balance as of September 30,	Balance as of December 31,
	2023	2022
	($ in thousands)
Trade accounts payable	76,808	84,465
Down payments from clients	5,344	11,169
Other accounts payable	54,384	44,596
Total	136,536	140,230

Trade accounts payable mainly relate to the operation and maintenance of the plants.

Nominal values of trade payables and other current liabilities are considered to be approximately equal to fair values and the effect of discounting them is not significant.

Note 18. - Income Tax

The effective tax rate for the periods presented has been established based on management’s best estimates, taking into account the tax treatment of permanent differences and tax credits.

For the nine-month period ended September 30, 2023, income tax amounted to a $11,587 thousand expense with respect to a profit before income tax of $60,483 thousand. In the nine-month period ended September 30, 2022, income tax amounted to a $12,975 thousand expense with respect to a profit before income tax of $14,780 thousand. The effective tax rate differs from the nominal tax rate mainly due to permanent tax differences in some jurisdictions.

Note 19. - Financial expense, net

Financial income and expense

The following table sets forth financial income and expenses for the nine-month periods ended September 30, 2023 and 2022:

	For the nine-month period ended September 30,
	2023	2022
Financial income	($ in thousands)
Interest income on deposits	15,099	3,812
Interest income from loans and credits	2,046	994
Interest rates gains on derivatives: cash flow hedges	269	1,127
Total	17,414	5,934

	For the nine-month period ended September 30,
	2023	2022
Financial expense	($ in thousands)
Interest on loans and notes	(260,868)	(211,484)
Interest rates gains/(losses) on derivatives: cash flow hedges	17,785	(31,724)
Total	(243,083)	(243,208)

Interest expense on loans and notes primarily include interest on corporate and project debt.

Gains and losses from interest rate derivatives designated as cash flow hedges primarily correspond to transfers from equity to financial expense when the hedged item impacts the consolidated income statement. The decrease of losses and increase of gains in the nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022, is due to an increase in the spot interest rates in 2023 compared to 2022, which implies lower interest payments on the derivatives instruments contracted.

Net exchange differences

Net exchange differences primarily correspond to realized and unrealized exchange gains and losses on transactions in foreign currencies as part of the normal course of business of the Company.

Other financial income and expenses

The following table sets out Other financial income and expenses for the nine-month periods ended September 30, 2023, and 2022:

	For the nine-month period ended September 30,
Other financial income / (expenses)	2023	2022
	($ in thousands)
Other financial income	7,836	15,128
Other financial losses	(19,847)	(16,582)
Total	(12,011)	(1,456)

Other financial income in the nine-month period ended September 30, 2023 include an income for non-monetary change to the fair value of derivatives of Kaxu for which hedge accounting is not applied for $1.1 million, and $3.8 million of income further to the change in the fair value of the conversion option of the Green Exchangeable Notes (Note 14) in the period ($6.2 million and $6.8 million of income respectively in the nine-month period ended September 30, 2022).

Other financial losses primarily include guarantees and letters of credit, other bank fees and non-monetary interest expenses for updating the present value of provisions and other long-term liabilities reflecting passage of time.

Note 20. - Other operating income and expenses

The table below shows the detail of Other operating income and expenses for the nine-month periods ended September 30, 2023, and 2022:

Other operating income	For the nine-month period ended September 30,
	2023	2022
	($ in thousands)
Grants (Note 16)	44,072	44,364
Insurance proceeds and other	13,330	10,496
Total	57,402	54,860

Insurance proceeds and other for the nine-month period ended September 30, 2023 includes a gain of $4.6 million related to the sale of part of Atlantica’s equity interest in the Colombian portfolio of renewable energy entities (Note 7).

Other operating expenses	For the nine-month period ended September 30,
	2023	2022
	($ in thousands)
Raw materials and consumables used	(25,029)	(13,710)
Leases and fees	(9,792)	(8,571)
Operation and maintenance	(87,768)	(106,118)
Independent professional services	(31,343)	(28,096)
Supplies	(28,178)	(45,678)
Insurance	(31,052)	(34,446)
Levies and duties	(11,490)	(13,596)
Other expenses	(13,278)	(11,220)
Total	(237,930)	(261,435)

The decrease in other operating expenses for the nine-month period ended September 30, 2023 is primarily due to:
-  the internalization of the O&M services in the solar assets in Spain during 2022 and 2023. These services are now provided by employees of Atlantica, whose cost is classified within the line “Employee benefit expense” of the profit and loss statement; and
-  to the lower cost of supplies due to lower price of electricity in the solar assets in Spain in 2023.

Note 21. - Earnings per share

Basic earnings per share have been calculated by dividing the profit/(loss) attributable to equity holders of the Company by the average number of outstanding shares.

Average number of outstanding diluted shares for the nine-month period ended September 30, 2023 have been calculated considering the potential issuance of 3,347,305 shares (3,347,305 shares for the nine-month period ended September 30, 2022) on the settlement of the Green Exchangeable Notes (Note 14) and the potential issuance of 219,762 shares (224,269 shares for the nine-month period ended September 30, 2022) under the long-term incentive plans granted to employees. It also included the potential issuance of 596,681 shares to Algonquin for the nine-month period ended September 30, 2022 under the agreement signed on August 3, 2021, according to which Algonquin has the option, on a quarterly basis, to subscribe such number of shares to maintain its percentage in Atlantica in relation to the use of the ATM program (Note 13).

Item	For the nine-month period ended September 30,
	2023	2022
	($ in thousands)
Profit/(loss) attributable to Atlantica	46,050	(9,473)
Average number of ordinary shares outstanding (thousands) - basic	116,149	114,236
Average number of ordinary shares outstanding (thousands) - diluted	119,714	118,402
Earnings per share for the period (U.S. dollar per share) - basic	0.40	(0.08)
Earnings per share for the period (U.S. dollar per share) - diluted (*)	0.40	(0.09)

(*) The potential ordinary shares related to the Green Exchangeable Notes and the long-term incentive plans granted to employees have not been considered in the calculation of diluted earnings per share for the nine-month period ended September 30, 2023, as they have an antidilutive effect. For the nine-month period ended September 30, 2022, the potential ordinary shares related to the long-term incentive plans granted to employees and the ATM program have not been considered in the calculation of diluted earnings per share as they have an antidilutive effect.

Note 22. - Subsequent events

On October 16th, 2023, Chile PV 2 did not make its project debt service mainly due to the low electricity prices in Chile, which represents an event of default under its financing arrangement. The carrying amount of the debt of $21.5 million shall not be reclassified yet as current as of September 30, 2023, in accordance with IAS 1, Presentation of Financial Statements. The Company and its partner are currently in conversations with the banks to obtain a potential waiver.

On November 7, 2023, the Board of Directors of the Company approved a dividend of $0.445 per share, which is expected to be paid on December 15, 2023.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read together with, and is qualified in its entirety by reference to, our Consolidated Condensed Interim Financial Statements and our Annual Consolidated Financial Statements prepared in accordance with IFRS as issued by the IASB and other disclosures including the disclosures under “Part II, Item 1.A.—Risk Factors” of this quarterly report and “Part I, Item 3.D.—Risk Factors” in our Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, which are based on assumptions we believe to be reasonable. Our actual results could differ materially from those discussed in such forward-looking statements. The results shown here are not necessarily indicative of the results expected in any future period. Please see our Annual Report for additional discussion of various factors affecting our results of operations.

Overview

We are a sustainable infrastructure company with a majority of our business in renewable energy assets. Our purpose is to support the transition towards a more sustainable world by investing in and managing sustainable infrastructure, while creating long-term value for our investors and the rest of our stakeholders. In 2022, our renewable sector represented 75% of our revenue, with solar energy representing 64%. We complement our renewable assets portfolio with storage, efficient natural gas and transmission infrastructure assets, as enablers of the transition towards a clean energy mix. We also hold water assets, a relevant sector for sustainable development.

As of the date of this quarterly report, we own or have an interest in a portfolio of assets and new projects under development, diversified both in terms of business sector and geographic footprint. Our portfolio consists of 44 operating assets with 2,161 MW of aggregate renewable energy installed generation capacity (of which approximately 73% is solar), 343 MW of efficient natural gas-fired power generation capacity, 55 MWt of district heating capacity, 1,229 miles of electric transmission lines and 17.5 M ft3 per day of water desalination.

We currently own and manage operating facilities and projects under development in North America (United States, Canada and Mexico), South America (Peru, Chile, Colombia and Uruguay) and EMEA (Spain, Italy, Algeria and South Africa). Our assets generally have contracted or regulated revenue. As of September 30, 2023, our assets had a weighted average remaining contract life of approximately 13 years1.

We intend to grow our business through the development and construction of our project pipeline including expansion and repowering opportunities, as well as greenfield developments, third-party acquisitions and the optimization of our existing portfolio. We currently have a pipeline of assets under development of approximately 2.1 GW of renewable energy and 6.0 GWh of storage. Approximately 44% of the projects are PV, 42% storage 13% wind and 1% other projects, while 37% are expected to reach ready-to-build (“RTB”) in 2023-2024 or are in an advanced development stage and 63% are in early stage. Also, 23% are expansion or repowering opportunities of existing assets and 77% greenfield developments.

Our objective is to pay a consistent and growing cash dividend to shareholders that is sustainable on a long-term basis. We expect to distribute a significant percentage of our cash available for distribution as cash dividends and we will seek to increase such cash dividends over time through organic growth, investments in new assets and acquisitions.

Recent Investments

•
In January 2022, we closed the acquisition of Chile TL 4, a 63-mile transmission line, and two substations in Chile for a total equity investment of $38.4 million. We expect to expand the transmission line in 2024, which would represent an additional investment of approximately $8 million. The asset has fully contracted revenues in U.S. dollars, with annual inflation adjustments and a 50-year remaining contract life. The off-takers are several mini-hydro plants that receive contracted or regulated payments.

1 Calculated as weighted average years remaining as of September 30, 2023 based on CAFD estimates for the 2023-2026 period.

•
In April 2022, we closed the acquisition of Italy PV 4, a 3.6 MW solar portfolio in Italy, for a total equity investment of $3.7 million. The asset has regulated revenues under a feed in tariff until 2031.

•
In September 2022, we closed the acquisition of Chile PV 3, a 73 MW solar PV plant, through our renewable energy platform in Chile. The equity investment corresponding to our 35% equity interest was $7.7 million, and we expect to install batteries with a capacity of approximately 100 MWh in 2024. Total investment including batteries is expected to be in the range of $15 million to $25 million depending on the capital structure. Part of the asset’s revenue is currently based on capacity payments. Adding storage would increase the portion of capacity payments.

Assets Under Construction

We currently have the following assets under construction or ready to start construction in the short term:
Asset	Type	Location	Capacity (gross)[1]	Expected COD	Expected Investment[3] ($ million)	Off-taker
Coso Batteries 1	Battery Storage	California, US	100 MWh	2025	40-50	Investment grade utility
Chile PMGD[2]	Solar PV	Chile	80 MW	2024	30	Regulated
ATN Expansion 3	Transmission Line	Peru	2.4mi 220kV	2024	12	Conelsur[5]
ATS Expansion 1	Transmission Line	Peru	n.a. (substation)	2025	30	Republic of Peru
Honda 1[4]	Solar PV	Colombia	10 MW	2023	5.5	Enel Colombia
Honda 2[4]	Solar PV	Colombia	10 MW	2023	5.5	Enel Colombia
Apulo 1	Solar PV	Colombia	10 MW	2024	5.5	Enel Colombia
Solana C&I PV	Solar PV (behind the meter)	Arizona, US	1.6 MW	2023	3	Solana

Notes:
(1)	Includes nominal capacity on a 100% basis, not considering Atlantica’s ownership
(2)	Atlantica owns 49% of the shares, with joint control, in Chile PMGD. Atlantica’s economic rights are expected to be approximately 70%.
(3)	Corresponds to the expected investment by Atlantica
(4)	Atlantica owns 50% of the shares in Honda 1 and Honda 2
(5)	The contract is in the process of being transferred to Conelsur

•
In September 2022, we agreed our first investment in a standalone battery storage project of 100 MWh (4 hours) capacity located inside Coso, our geothermal asset in California. Our investment is expected to be in the range of $40 million to $50 million. This project is at an advanced stage, we are preparing to start construction and we have closed a contract with Tesla for the procurement of the batteries. COD is expected in early 2025.

In October 2023, we entered into two 15-year tolling agreements (PPAs) with an investment grade utility for Coso Batteries 1 and Coso Batteries 2. Coso Batteries 2 is a standalone battery storage project with 80 MWh (4 hours) capacity also located inside Coso, and which is currently under advanced development. Our investment is expected to be initially in the range of $35 to $45 million. COD is expected in 2025. We have also entered into an agreement with Tesla for the procurement of batteries. Under each of the tolling agreements recently signed, Coso Batteries 1 and 2 will receive fixed monthly payments adjusted by the financial settlement of CAISO’s Day-Ahead market. In addition, we expect to obtain revenue from ancillary services in each of the assets.

•
In November 2022, we closed the acquisition of a 49% interest, with joint control, in an 80 MW portfolio of solar PV projects in Chile which is currently under construction (Chile PMGD). Our economic rights are expected to be approximately 70%. Total investment in equity and preferred equity is expected to be approximately $30 million and COD is expected to be progressive in 2024. Revenue for these assets is regulated under the Small Distributed Generation Means Regulation Regime (“PMGD”) for projects with a capacity equal or lower than 9 MW which allows to sell electricity at a stabilized price.

•
In July 2022 we closed a 12-year transmission service agreement denominated in U.S. dollars that will allow us to build a substation and a 2.4-mile transmission line connected to our ATN transmission line serving a new mine in Peru (ATN Expansion 3). The substation is expected to enter in operation in 2024 and the investment is expected to be approximately $12 million.

•
In July 2023, as part of the New Transmission Plan Update in Peru, the Ministry of Energy and Mines published the Ministerial Resolution that enables to start construction of our ATS Expansion 1 project, consisting in the reinforcement of two existing substation with new equipment. The expansion will be part of our existing concession contract, a 30-year contract with a fixed-price tariff base denominated in U.S. dollars adjusted annually in accordance with the U.S. Finished Goods Less Foods and Energy Index as published by the U.S. Department of Labor. Given that the concession ends in 2044, we will be compensated with a one-time payment for the remaining 9 years of concession. The expansion is expected to enter in operation in 2025 and the investment is expected to be approximately $30 million.

•
In May 2022, we agreed to develop and construct Honda 1 and 2, two PV assets in Colombia with a combined capacity of 20 MW. Each plant has a 6-year PPA with Enel Colombia commencing at COD, which is expected in the fourth quarter of 2023. Our investment is expected to be $5.5 million for each plant.

In addition, the three assets that we had under construction during 2022 entered into operation in the first quarter of 2023:

•
Albisu, the 10 MW PV asset wholly owned by us reached COD in January 2023. Albisu is located in Uruguay and has a 15-year PPA with Montevideo Refrescos, S.R.L., a subsidiary of Coca-Cola Femsa, S.A.B. de C.V. The PPA is denominated in local currency with a maximum and minimum price in U.S. dollars and is adjusted monthly based on a formula referring to the U.S. Producer Price Index (PPI), Uruguay’s Consumer Price Index (CPI) and the applicable UYU/U.S. dollar exchange rate.

•
La Tolua and Tierra Linda are two wholly owned solar PV assets in Colombia with a combined capacity of 30 MW which reached COD in the first quarter of 2023. Each plant has a 10-year PPA which commenced in the first quarter of 2023, in local currency with Coenersa, the largest independent electricity wholesaler in Colombia.

Recent Developments

•
Operation and Maintenance. In March 2023, we completed the process of transitioning the O&M services for our assets in Spain through the acquisition of the business of an Abengoa subsidiary which was still providing those services to some of our assets. After this transfer, we performed the O&M services with our own personnel for assets representing approximately 72% of our consolidated revenue for the year ended December 31, 2022, and the number of our employees increased to approximately 1,350. Abengoa currently provides O&M services for assets representing less than 5% of our consolidated revenue for the year ended December 31, 2022.

In addition, in July 2023 we internalized the O&M services for ATN, which were previously performed by Omega Peru Operacion y Mantenimiento S.A. (“Omega Peru”). Additionally, the O&M contract for ATS with Omega Peru, which could be terminated every five years was modified and can now be terminated every three years (or every two years under certain circumstances) and the contract for ATN2, which was a long-term contract expiring in 2027, was also modified and can now also be terminated every three years (or every two years under certain circumstances).

•
Strategic Review. On February 21, 2023, Atlantica’s board of directors commenced a process to explore and evaluate potential strategic alternatives that may be available to Atlantica to maximize shareholder value. The Company believes it has attractive growth and other opportunities in front of it and is committed to ensuring it is best positioned to take advantage of those opportunities. The decision has the support of the Company’s largest shareholder, Algonquin. Atlantica expects to continue executing on its existing plans while the review of strategic alternatives is ongoing, including its current growth plan. As of the date of this report, the strategic review is ongoing. There is no assurance that any specific transaction will be consummated or other strategic change will be implemented as a result of this strategic review. See “Cautionary Statements Regarding Forward-Looking Statements” and “Part I, Item 3.D.—Risk Factors” in our Annual Report.

•
Regulation in Spain. On December 28, 2022, the proposed parameters for the year 2023 were published in draft form and on June 30, 2023, the final parameters were published, including a revised assumption for electricity prices for the years 2023, 2024 and 2025, resulting in a higher Remuneration on Investment than that included in the draft published in December 2022. The parameters are as follows:

	Useful Life	Remuneration on Investment 2023 (euros/MW)	Remuneration on Operation 2023 (euros/GWh)	Adjustment Rate	Maximum Hours	Minimum Hours	Operating Threshold
Solaben 2	25 years	378,506	0	0.9854	2,004	1,202	701
Solaben 3	25 years	378,506	0	0.9854	2,004	1,202	701
Solacor 1	25 years	378,506	0	0.9854	2,004	1,202	701
Solacor 2	25 years	378,506	0	0.9854	2,004	1,202	701
PS 10	25 years	533,115	0	0.9948	1,837	1,102	643
PS 20	25 years	393,001	0	0.9942	1,837	1,102	643
Helioenergy 1	25 years	372,549	0	0.9845	2,004	1,202	701
Helioenergy 2	25 years	372,549	0	0.9845	2,004	1,202	701
Helios 1	25 years	387,136	0	0.9857	2,004	1,202	701
Helios 2	25 years	387,136	0	0.9857	2,004	1,202	701
Solnova 1	25 years	392,031	0	0.9849	2,004	1,202	701
Solnova 3	25 years	392,031	0	0.9849	2,004	1,202	701
Solnova 4	25 years	392,031	0	0.9849	2,004	1,202	701
Solaben 1	25 years	384,318	0	0.9860	2,004	1,202	701
Solaben 6	25 years	384,318	0	0.9860	2,004	1,202	701
Seville PV	30 years	677,855	0	0.9809	2,030	1,218	711

•
In June 2023 we executed an EPC heat exchanger performance bond at Kaxu for approximately $11 million, as we believe that the conditions were met. The EPC supplier has informed us that they intend to start an arbitration process. The cash received in connection with such bond has been recorded as a deferred income and is expected to be used for repairs at the asset.

•
Our partner in Monterrey initiated a process to sell its 70% stake in the asset. Such process is well advanced and, as part of it, we intend to sell our interest as well under the same terms. The net proceeds to Atlantica are expected to be in the range of $46 to $53 million, after tax. The transaction is subject to certain conditions precedent and final transaction closing. We cannot guarantee that the transaction will finally close.

•
Dividend. On November 7, 2023, our board of directors approved a dividend of $0.445 per share. The dividend is expected to be paid on December 15, 2023, to shareholders of record as of November 30, 2023.

Potential Implications of Abengoa Developments

Prior to the transfer of the O&M services from Abengoa to us previously mentioned, Abengoa. S.A. and its subsidiary in Spain who were performing the O&M services at some of our plants, filed for insolvency proceedings. There may be unanticipated consequences of such insolvency filings and potential liquidation process. See “Part I, Item 3.D.—Risk Factors—Risks Related to Our Relationship with Algonquin and Abengoa” in our Annual Report.

Factors Affecting the Comparability of Our Results of Operations

Investments

The results of operations of Chile TL4, Italy PV 4 and Chile PV 3 have been fully consolidated since January 2022, April 2022 and September 2022, respectively and the results of Albisu, Tierra Linda and La Tolua have been fully consolidated since these assets entered into operation in the first quarter of 2023. These investments represented additional revenue of $7.0 million and additional Adjusted EBITDA of $5.3 million for the nine-month period ended September 30, 2023.

Impairment

In the nine-month period ended September 30, 2022, we recorded an impairment loss of $41.2 million in Solana with no corresponding amount in 2023.

In addition, IFRS 9 requires impairment provisions to be based on expected credit losses on financial assets rather than on actual credit losses, which affects the concessional assets accounted for as financial assets. For the nine-month periods ended September 30, 2023 and 2022 we recorded an increase in the expected credit loss impairment provision of $1.1 million and $27.2 million, respectively, each of which is reflected in the line item “Depreciation, amortization, and impairment charges” and was primarily related to ACT.

Electricity market prices

Total revenue in Spain decreased by $15.8 million in the nine-month period ended September 30, 2023 compared to the same period of the previous year. In addition to regulated revenue, our solar assets in Spain receive revenue from the sale of electricity at market prices. The average electricity market price captured by our assets was approximately €69.9 per MWh in the first nine months of 2023 compared to approximately €149.5 per MWh in the first nine months of 2022. Revenue from the sale of electricity at current market prices represented $73.0 million in the first nine months of 2023, compared to $136.9 million in the first nine months of 2022. Regulated revenues are revised periodically to reflect, among other things, the difference between expected and actual market prices if the difference is higher than a pre-defined threshold and as a result, we record a provision. We increased our provision by $3.9 million in the nine-month period ended September 30,2023, with no cash impact on the current period, compared to an increase of $28.2 million in the same period of the previous year.

On May 12, 2022, remuneration parameters in Spain for the year 2022 were published and became final on December 14, 2022, with a decrease in regulated revenue. In addition, on December 28, 2022, the proposed parameters for the year 2023 were published in draft form and on June 30, 2023, the final parameters were published, including a revised assumption on electricity prices for the years 2023, 2024 and 2025, resulting in a higher Remuneration on Investment with respect to that included in the draft parameters published in December 2022. Revenue from the sale of electricity at market prices net of the incremental market price provision was $69.1 million for the nine-month period ended September 30, 2023, compared to $108.6 million for the nine-month period ended September 30, 2022.

In 2022 we collected revenue from our assets in line with the parameters corresponding to the regulation in place at the beginning of the year 2022, as the new parameters became final on December 14, 2022, while revenue for the year ended December 31, 2022, was recorded in accordance with the new parameters. Collections were regularized in the first quarter of 2023.

Exchange rates

We refer to “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Trends Affecting Results of Operations—Exchange rates” below.

Significant Trends Affecting Results of Operations

Investments

If the acquisitions recently closed and new assets recently built perform as expected, we expect these assets to positively impact our results of operations in 2023 and upcoming years.

Solar, wind and geothermal resources

The availability of solar, wind and geothermal resources affects the financial performance of our renewable assets, which may impact our overall financial performance. Due to the variable nature of solar, wind and geothermal resources, we cannot predict future availabilities or potential variances from expected performance levels from quarter to quarter. Based on the extent to which the solar, wind and geothermal resources are not available at expected levels, this could have a negative impact on our results of operations.

Capital markets conditions

The capital markets in general are subject to volatility that is unrelated to the operating performance of companies. Our growth strategy depends on our ability to close investments and acquisitions, which often requires access to debt and equity financing to complete these acquisitions. Volatility in capital markets may affect our ability to access this capital through debt or equity financings.

Exchange rates

Our presentation currency and the functional currency of most of our subsidiaries is the U.S. dollar, as most of their revenue and expenses are denominated or linked to U.S. dollars. All our companies located in North America, with the exception of Calgary, with revenue in Canadian dollars, and most of our companies in South America have their revenue and financing contracts signed in or indexed totally or partially to U.S. dollars. Our solar power plants in Europe have their revenue and expenses denominated in euros, Kaxu, our solar plant in South Africa, has its revenue and expenses denominated in South African rand, La Sierpe, La Tolua and Tierra Linda our solar plants in Colombia have their revenue and expenses denominated in Colombian pesos and Albisu, our solar plant in Uruguay, has its revenue denominated in Uruguayan pesos, with a maximum and a minimum price in U.S. dollars.

Project financing is typically denominated in the same currency as that of the contracted revenue agreement, which limits our exposure to foreign exchange risk. In addition, we maintain part of our corporate general and administrative expenses and part of our corporate debt in euros which creates a natural hedge for the distributions we receive from our assets in Europe. To further mitigate this exposure, our strategy is to hedge cash distributions from our assets in Europe. We hedge the exchange rate for the net distributions in euros (after deducting interest payments and general and administrative expenses in euros). Through currency options, we have hedged 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis.

Although we hedge cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect our operating results. For example, revenue in euro-denominated companies could decrease when translated to U.S. dollars at the average foreign exchange rate solely due to a decrease in the average foreign exchange rate, in spite of revenue in the original currency being stable. Fluctuations in the value of South African rand and Colombian peso with respect to the U.S. dollar may also affect our operating results.

In our discussion of operating results, when foreign currency exchange differences are material we usually include foreign currency exchange impacts in our revenue by providing constant currency revenue growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We have not included constant currency information in this discussion given that the effect of foreign currency exchange rates is not significant for the nine-month period ended September 30, 2023.

Impacts associated with fluctuations in foreign currency are discussed in more detail under “Item 3—Quantitative and Qualitative Disclosure about Market Risk—Foreign exchange risk”.

Interest rates

We incur significant indebtedness at the corporate and asset level. The interest rate risk arises mainly from indebtedness at variable interest rates. To mitigate interest rate risk, we primarily use long-term interest rate swaps and interest rate options which, in exchange for a fee, offer protection against a rise in interest rates. As of September 30, 2023, approximately 93% of our consolidated debt has fixed rates or is hedged. As of that same date, 92% of our project debt and approximately 96% of our corporate debt either has fixed interest rates or has been hedged with swaps or caps. Nevertheless, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates, which typically bear a spread over EURIBOR, SOFR or over the alternative rates replacing these. Our results of operations may also be affected when we refinance our corporate debt in the future, since interest rates at the time of refinancing may be higher than current interest rates in our existing facilities.

Electricity market prices

As previously discussed, our solar assets in Spain receive revenue from the sale of electricity at market prices in addition to regulated revenue. Regulated revenues are revised periodically to reflect the difference between expected and actual market prices if the difference is higher than a pre-defined threshold. Additionally, our assets in Italy have contracted revenues through a regulated feed-in premium in addition to merchant revenues for the energy sold to the wholesale market.

Furthermore, we currently have three assets with merchant revenues (Chile PV 1 and Chile PV 3, where we have a 35% ownership, and Lone Star II, where we have a 49% ownership) and one asset with partially contracted revenues (Chile PV 2, where we have a 35% ownership). Our exposure to merchant electricity prices represents less than 2% of our portfolio2 in terms of Adjusted EBITDA. At Lone Star II we are analyzing, together with our partner, the option to repower the asset in the context of the IRA, at a point in time to be determined.

Due to low electricity prices in Chile, the project debt of Chile PV 1&2, where we own a 35% equity interest, are under an event of default. Chile PV 1 was not able to maintain the minimum required cash in its debt service reserve account as of September 30, 2023. As a result, although we do not expect an acceleration of the debt to be declared by the credit entities, Chile PV 1 did not have an unconditional right to defer the settlement of the debt for at least twelve months and the project debt was classified as current in our interim consolidated financial statements. In addition, in October 2023, Chile PV 2 did not make its debt service payment. We are in conversations with the banks, together with our partner, regarding a potential waiver. The value of the net assets contributed by Chile PV 1&2 to the consolidated financial statements, excluding non-controlling interest, are approximately $3.5 million as of September 30, 2023.

Key Financial Measures

We regularly review a number of financial measurements and operating metrics to evaluate our performance, measure our growth and make strategic decisions. In addition to traditional IFRS performance measures, such as total revenue, we also consider Adjusted EBITDA.

Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in the Consolidated Condensed Interim Financial Statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership).

Our management believes Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Adjusted EBITDA is widely used by other companies in our industry.

2 Calculated as a percentage of our Adjusted EBITDA in 2022.

The non-GAAP financial measures including Adjusted EBITDA may not be comparable to other similarly titled measures of other companies and has limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Adjusted EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS GAAP.

Our revenue and Adjusted EBITDA by geography and business sector for the nine-month periods ended September 30, 2023 and 2022 are set forth in the following tables:

Revenue by geography
	Nine-month period ended September 30,
Revenue by geography	2023		2022
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$338.7	39.4%	$323.7	37.7%
South America	140.3	16.4%	122.5	14.3%
EMEA	379.6	44.2%	412.2	48.0%
Total revenue	$858.6	100.0%	$858.4	100.0%

Revenue by business sector

	Nine-month period ended September 30,
Revenue by business sector	2023		2022
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$640.1	74.5%	$652.8	76.1%
Efficient natural gas & heat	85.0	9.9%	81.9	9.5%
Transmission lines	91.8	10.7%	83.3	9.7%
Water	41.7	4.9%	40.4	4.7%
Total revenue	$858.6	100.0%	$858.4	100.0%

Adjusted EBITDA by geography
	Nine-month period ended September 30,
Adjusted EBITDA by geography	2023		2022
	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
North America	$260.7	41.6%	$258.1	40.9%
South America	112.1	17.9%	95.1	15.1%
EMEA	254.5	40.6%	277.4	44.0%
Total Adjusted EBITDA(1)	$627.3	100.0%	$630.6	100.0%

Adjusted EBITDA by business sector

	Nine-month period ended September 30,
Adjusted EBITDA by business sector	2023		2022
	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
Renewable energy	$460.4	73.4%	$469.8	74.5%
Efficient natural gas & heat	66.5	10.7%	66.8	10.6%
Transmission lines	73.3	11.7%	66.2	10.5%
Water	27.1	4.2%	27.8	4.4%
Total Adjusted EBITDA(1)	$627.3	100.0%	$630.6	100.0%
Note:
(1)   Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures”.

Reconciliation of profit/ loss for the period to Adjusted EBITDA

The following table sets forth a reconciliation of Adjusted EBITDA to our profit/ loss for the period attributable to the Company:

	Nine-month period ended September 30,
	2023	2022
	($ in millions)
Profit/Loss for the period attributable to the Company	$46.1	(9.5)
Profit attributable to non-controlling interests	2.8	11.3
Income tax	11.6	13.0
Financial expense, net	237.9	224.9
Depreciation, amortization and impairment charges	310.5	374.1
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)	18.4	16.9
Adjusted EBITDA	$627.3	630.6

Reconciliation of net cash provided by operating activities to Adjusted EBITDA

The following table sets forth a reconciliation of Adjusted EBITDA to our net cash flow provided by operating activities:

	Nine-month period ended September 30,
	2023	2022
	($ in millions)
Net cash flow provided by operating activities	$333.8	$515.7
Net interest /taxes paid	159.9	162.1
Variations in working capital	116.1	(47.7)
Non-monetary items and other	(7.8)	(37.0)
Share of profit/(loss) of associates carried under the equity method, depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership)	25.3	37.6
Adjusted EBITDA	$627.3	$630.6

Operational Metrics

In addition to the factors described above, we closely monitor the following key drivers of our business sectors’ performance to plan for our needs, and to adjust our expectations, financial budgets and forecasts appropriately.

•
MW in operation in the case of Renewable energy and Efficient natural gas and heat assets, miles in operation in the case of Transmission lines and Mft[3] per day in operation in the case of Water assets, are indicators which provide information about the installed capacity or size of our portfolio of assets.

•	Production measured in GWh in our Renewable energy and Efficient natural gas and heat assets provides information about the performance of these assets.

•
Availability in the case of our Efficient natural gas and heat assets, Transmission lines and Water assets also provides information about the performance of the assets. In these business segments revenues are based on availability, which is the time during which the asset was available to our client totally or partially divided by contracted availability or budgeted availability, as applicable.

Key Performance Indicators
	Volume sold and availability levels As of and for the nine-month period ended September 30,
Key performance indicator	2023	2022
Renewable energy
MW in operation(1)	2,161	2,121
GWh produced(2)	4,383	4,155
Efficient natural gas & heat
MW in operation(3)	398	398
GWh produced(4)	1,892	1,898
Availability (%)	98.8%	100.4%
Transmission lines
Miles in operation	1,229	1,229
Availability (%)	99.9%	99.9%
Water
Mft[3] in operation(1)	17.5	17.5
Availability (%)	101.2%	102.6%
Notes:
(1)
Represents total installed capacity in assets owned or consolidated for the nine-month periods ended September 30, 2023 and 2022, respectively, regardless of our percentage of ownership in each of the assets except for Vento II for which we have included our 49% interest.

(2)	Includes 49% of Vento II wind portfolio production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
(3)	Includes 43 MW corresponding to our 30% share in Monterrey and 55MWt corresponding to thermal capacity from Calgary District Heating.
(4)	GWh produced includes 30% of the production from Monterrey.

Production in the renewable business sector increased by 5.5% in the nine-month period ended September 30, 2023, compared to the same period of the previous year. The increase was largely due to the increase in production in our solar assets in Spain, where solar radiation was higher in the period, and to the contribution from the assets recently consolidated or which have entered into operation recently, including Chile PV 3, La Tolua, Tierra Linda, Albisu and Italy PV 4, bringing approximately 144.4 GWh of additional electricity generation in the nine-month period ended September 30, 2023.

In our solar assets in the U.S. production increased by 6.6% in the nine-month period ended September 30, 2023, compared to the same period of the previous year. The increase was mainly due to greater availability of the storage system in Solana in the nine-month period ended September 30, 2023 compared to the first nine months of 2022. Solar radiation for the period was in line with the previous year (slightly lower in Mojave). On the other hand, production decreased by 10.4% in our wind assets in the U.S., due to lower wind resource in the nine-month period ended September 30,2023 compared to the same period of 2022. Production also decreased at Coso mostly due to scheduled maintenance stops and to the snow storm in California in the first quarter of 2023.

In Chile, production at our PV assets was lower in the nine-month period ended September 30, 2023 compared to the same period of the previous year mainly as a result of higher curtailments. At our wind assets in Uruguay, production increased by 4.9% due to better wind resource.

In Spain, production at our solar assets increased by 16.8% in the nine-month period ended September 30, 2023 as a result of better solar radiation compared to the same period of the previous year.

In Kaxu, production decreased by 23.6% compared to the same period of the previous year due to an outage of the plant. In the third quarter, a scheduled turbine major overhaul was carried out by Siemens, the original equipment manufacturer and took approximately 30 days longer than expected. After re-starting production, at the end of September, a problem was found in the turbine, likely related to the major overhaul. Siemens is currently performing repairs in some elements of the turbine and we expect such repairs to continue until at least December 2023. We expect part of the damage and the business interruption to be covered by our insurance property policy, after 60-day deductibles. We also expect to seek to recover part of the costs from Siemens.

In our efficient natural gas and heat segment availability decreased in the nine-month period ended September 30, 2023 mostly due to the scheduled major overhaul performed in the turbines at ACT. Since this major maintenance was scheduled, it did not impact revenue.

Our Water assets and Transmission lines, for which revenue is based on availability, continued to achieve very high levels of availability in the first nine months of 2023.

Results of Operations

The table below illustrates our results of operations for the nine-month periods ended September 30, 2023 and 2022.

	Nine-month period ended September 30
	2023	2022	% Change
	($ in millions)
Revenue	$858.6	858.4	0.0%
Other operating income	57.4	54.9	4.6%
Employee benefit expenses	(76.1)	(58.8)	29.4%
Depreciation, amortization, and impairment charges	(310.5)	(374.1)	(17.0)%
Other operating expenses	(237.9)	(261.4)	(9.0)%
Operating profit	$291.5	219.0	33.1%

Financial income	17.4	5.9	194.9%
Financial expense	(243.1)	(243.2)	(0.0)%
Net exchange differences	(0.2)	13.8	(101.4)%
Other financial expense, net	(12.0)	(1.5)	(700.0)%
Financial expense, net	$(237.9)	(224.9)	(5.8)%

Share of profit of associates carried under the equity method	6.9	20.7	(66.6)%
Profit before income tax	$60.5	14.8	(308.8)%

Income tax	(11.6)	(13.0)	(10.8)%
Profit for the period	$48.9	1.8	2,616.6%
Profit attributable to non-controlling interests	(2.8)	(11.3)	(75.2)%
Profit for the period attributable to the company	$46.1	(9.5)	585.3%
Weighted average number of ordinary shares outstanding-basic	116.1	114.2
Weighted average number of ordinary shares outstanding-diluted	119.7	118.2
Basic earnings per share (U.S. dollar per share)	0.40	(0.08)
Diluted earnings per share (U.S. dollar per share)	0.40	(0.09)
Dividend paid per share(1)	1.34	1.33
Note:
(1)
On February 28, 2023, May 4, 2023 and July 31, 2023 our board of directors approved a dividend of $0.445 per share for each of the fourth quarter of 2022, the first quarter of 2023 and the second quarter of 2023 which were paid on March 25, 2023, June 15, 2023 and September 15, 2023 respectively. On February 25, 2022, May 5, 2022 and August 2, 2022 our board of directors approved a dividend of $0.44 per share for each of the fourth quarter of 2021 and the first quarter of 2022, and a dividend of $0.445 per share for the second quarter of 2022 which were paid on March 25, 2022, June 15, 2022, and September 15, 2022 respectively.

Comparison of the Nine-Month Periods Ended September 30, 2023 and 2022

The significant variances or variances of the significant components of the results of operations are discussed in the following section.

Revenue

Revenue remained stable at $858.6 million for the nine-month period ended September 30, 2023, compared to $858.4 million for the nine-month period ended September 30, 2022.

Revenue was higher at our solar assets in the U.S. due to higher electricity production as previously explained. Revenue also increased in our transmission lines in the nine-month period ended September 30, 2023 compared to the same period of the previous year mostly as a result of inflation adjustments to tariffs, including a positive tariff adjustment in Chile TL 3 corresponding to previous years, which was published in the second quarter of 2023. In addition, revenue also increased due to the assets recently consolidated and assets that entered in operation recently, which together represented a total of $7.0 million of additional revenue in the nine-month period ended September 30, 2023 compared to the same period of the previous year. These effects were partially offset by the decrease of $15.8 million in revenue at our solar assets in Spain in spite of higher production during the period, primarily due to lower electricity prices net of its corresponding accounting provision (see “Factors Affecting the Comparability of Our Results of Operations—Electricity market prices”). Revenue also decreased at Kaxu where production for the nine-month period ended September 30, 2023 was lower than in the same period from previous year as previously explained.

Other operating income

The following table sets forth our Other operating income for the nine-month periods ended September 30, 2023, and 2022:

	Nine-month period ended September 30,
Other operating income	2023	2022
	($ in millions)
Grants	$44.1	$44.4
Insurance proceeds and other	13.3	10.5
Total	$57.4	$54.9

“Grants” represent the financial support provided by the U.S. Department of the Treasury to Solana and Mojave and consist of an ITC Cash Grant and an implicit grant related to the below market interest rates of the project loans with the Federal Financing Bank. Grants were stable for the nine-month period ended September 30, 2023, compared to the same period of the previous year.

“Insurance proceeds and other” for the nine-month period ended September 30, 2023 included $4.6 million resulting from the sale of part of our equity interest in our development company in Colombia to a partner who now holds a 50% equity interest, with joint control. This gain was the main reason for the increase compared to same period of the previous year.

Employee benefit expenses

Employee benefit expenses increased by 29.4% to $76.1 million for the nine-month period ended September 30, 2023, compared to $58.8 million for the nine-month period ended September 30, 2022 mainly due to the internalization of the operation and maintenance services at Kaxu and at our solar assets in Spain.

Depreciation, amortization and impairment charges

Depreciation, amortization and impairment charges decreased by 17.0% to $310.5 million for the nine-month period ended September 30, 2023, compared to $374.1 million for the nine-month period ended September 30, 2022. The decrease was mainly due to the impairment loss recorded at Solana in the nine-month period ended September 30, 2022, for $41.2 million with no corresponding amount in the same period of 2023. The decrease was also due to a decrease of the expected credit loss impairment provision at ACT. IFRS 9 requires impairment provisions to be based on the expected credit loss of the financial assets in addition to actual credit losses. ACT recorded an increase in the credit loss impairment provision of $1.1 million for the nine-month period ended September 30, 2023, while for the nine-month period ended September 30, 2022, it recorded an increase in the credit loss impairment provision of $22.8 million. On the other hand, these effects on depreciation, amortization and impairment were partially offset by increased charges due to the consolidation of assets recently acquired or which entered in operation recently.

Other operating expenses

The following table sets forth our Other operating expenses for the nine-month periods ended September 30, 2023 and 2022:

	Nine-month period ended September 30,
Other operating expenses	2023		2022
	$ in millions	% of revenue	$ in millions	% of revenue
Raw materials and consumables used	$(25.0)	2.9%	$(13.7)	1.6%
Leases and fees	(9.8)	1.1%	(8.6)	1.0%
Operation and maintenance	(87.8)	10.3%	(106.1)	12.4%
Independent professional services	(31.3)	3.7%	(28.1)	3.3%
Supplies	(28.2)	3.3%	(45.7)	5.3%
Insurance	(31.1)	3.6%	(34.4)	4.0%
Levies and duties	(11.5)	1.3%	(13.6)	1.6%
Other expenses	(13.3)	1.5%	(11.2)	1.3%
Total	$(237.9)	27.7%	$(261.4)	30.5%

Other operating expenses decreased by 8.9% to $237.9 million for the nine-month period ended September 30, 2023, compared to $261.4 million for the nine-month period ended September 30, 2022, mainly due to lower operation and maintenance costs and lower cost of supplies.

Our operation and maintenance costs decreased during the nine-month period ended September 30, 2023, compared to the same period of the previous year mainly due to lower O&M costs in Spain, where these services have been internalized and are now provided by employees of Atlantica, with the cost classified in “Employee benefit” expenses. In addition, the cost of supplies decreased mostly due to lower price of electricity in our assets in Spain and insurance costs decreased due to lower fees particularly in our U.S. solar assets.

On the other hand, the cost of raw materials increased in the subsidiaries which are now performing the operation and maintenance which was previously subcontracted, as these costs are now assumed directly by subsidiaries of Atlantica.

Operating profit

As a result of the above-mentioned factors, operating profit increased by 33.1% to $291.5 million for the nine-month period ended September 30, 2023, compared with $219.0 million for the nine-month period ended September 30, 2022.

Financial income and financial expense

	Nine-month period ended September 30,
Financial income and financial expense(1)	2023	2022
	($ in millions)
Financial income	$17.4	$5.9
Financial expense	(243.1)	(243.2)
Net exchange differences	(0.2)	13.8
Other financial income/(expense), net	(12.0)	1.4
Financial expense, net	$(237.9)	$(224.9)
Note-
(1)
Classification within Financial income and financial expense has been revised to show a more meaningful classification of financial income and expense following the increase in interest rates. Prior period classification has been revised accordingly.

Financial income

The following table sets forth our Financial income for the nine-month periods ended September 30, 2023, and 2022:

	For the Nine-month period ended September 30,
	2023	2022
Financial income	($ in thousands)
Interest income on deposits	$15.1	3.8
Interest income from loans and credits	2.0	1.0
Interest rate gains on derivatives: cash flow hedges	0.3	1.1
Total	$17.4	5.9

Financial income increased from $5.9 million for the nine-month period ended September 30, 2022 to $17.4 million for the nine-month period ended September 30, 2023 mostly due to higher remuneration of deposits resulting from higher interest rates.

Financial expense

The following table sets forth our Financial expense for the nine-month periods ended September 30, 2023, and 2022:

	For the Nine-month period ended September 30,
Financial expense(1)	2023	2022
	($ in millions)
Interest on loans and notes	$(260.9)	$(211.4)
Interest rates gains / (losses) derivatives: cash flow hedges	17.8	(31.7)
Total	$(243.1)	$(243.1)

(1)
Classification within Financial expense has been revised to show a more meaningful classification of Financial expense following the increase in interest rates. Prior period classification has been revised accordingly.

Financial expense remained stable at $243.1 million for the nine-month period ended September 30, 2023, and for the nine-month period ended September 30, 2022.

“Interest on loans and notes” expense increased in the nine-month period ended September 30, 2023 when compared to the nine-month period ended September 30, 2022 mainly as a result of higher interest rates in our variable rate debt. This effect was offset by the increase of “Interest rate gains / (losses) on derivatives: cash flow hedges”, where we record transfers from equity to the income statement when the hedged item impacts profit and loss and which was a $17.2 million gain in the nine-month period ended September 30, 2023 while it was a $31.5 million loss in the nine-month period ended September, 2022, also due to the increase in the reference rates in the nine-month period ended September 30, 2023, compared to the same period of the previous year.

Net exchange differences

Net exchange differences decreased to a $0.2 million loss in the nine-month period ended September 30, 2023 compared to a $13.8 million income in the same period of the previous year. The decrease was mainly due to the change in fair value of caps hedging our net cash flows in euros, which was largely stable in the nine-month period ended September, 2023 while it increased in the nine-month period ended September, 2022.

Other financial income/(expense), net

The following table sets forth our Other financial income/(expense), net for the nine-month periods ended September 30, 2023, and 2022:

	Nine-month period ended September 30,
Other financial expense, net(1)	2023	2022
	($ in millions)
Other financial income	$7.8	$15.1
Other financial expense	(19.8)	(16.6)
Total	$(12.0)	$(1.5)

(1)
Classification within Other financial income / (expense), net has been revised to show a more meaningful classification of Other financial income / (expense), net following the increase in interest rates. Prior period classification has been revised accordingly.

Other financial income/(expense), net increased to a net expense of $12.0 million for the nine-month period ended September 30, 2023, compared to a net expense of $1.5 million for the nine-month period ended September 30, 2022.

Other financial income in the nine-month period ended September 30, 2023, primarily includes an income of $3.8 million corresponding to the change in the fair value of the conversion option of the Green Exchangeable Notes in the period, (compared to $6.8 million in the nine-month period ended September 30, 2022). Other financial income also includes a non-monetary change to the fair value of derivatives of Kaxu for which hedge accounting is not applied for $1.1 million (compared to $6.2 million in the nine-month period ended September 30, 2022 and a one-time income related to the extension in the maturity of the Green Project Finance, which qualifies as a refinancing from an accounting perspective.

Other financial expense increased in the nine-month period ended September 30, 2023, mainly due to the financial impact related to the electricity market prices provision recorded at our solar assets in Spain. This is a long-term provision recorded at present value in accordance with the effective interest method, which progressively accrues a financial expense. Other financial expense also includes expenses for guarantees and letters of credit, wire transfers, other bank fees and other minor financial expenses.

Share of profit of associates carried under the equity method

Share of profit of associates carried under the equity method decreased to $6.9 million for the nine-month period ended September 30, 2023, compared to $20.7 million for the nine-month period ended September 30, 2022 primarily due to a lower profit at Vento II, resulting from lower production and a lower price at Lone Star II after its PPA expired in January 2023.

Profit before income tax

As a result of the previously mentioned factors, we reported a profit before income tax of $60.5 million for the nine-month period ended September 30, 2023, compared to a profit before income tax of $14.8 million for the nine-month period ended September 30, 2022.

Income tax

The effective tax rate for the periods presented has been established based on management’s best estimates. For the nine-month period ended September 30, 2023, income tax amounted to an expense of $11.6 million, with a profit before income tax of $60.5 million. For the nine-month period ended September 30, 2022, income tax amounted to an expense of $13.0 million, with profit before income tax of $14.8 million. The effective tax rate differs from the nominal tax rate mainly due to permanent tax differences in some jurisdictions.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests decreased to $2.9 million for the nine-month period ended September 30, 2023 compared to $11.3 million for the nine-month period ended September 30, 2022. Profit attributable to non-controlling interests corresponds to the portion attributable to our partners in the assets that we consolidate (Kaxu, Skikda, Solaben 2 & 3, Solacor 1 & 2, Seville PV, Chile PV 1, Chile PV 2, Chile PV 3 and Tenes). The decrease in profit attributable to non-controlling interest was mainly due to the loss reported in Kaxu resulting from lower production as previously explained.

Profit attributable to the parent company

As a result of the previously mentioned factors, profit attributable to the parent company was $46.1 million for the nine-month period ended September 30, 2023, compared to a loss of $9.5 million for the nine-month period ended September 30, 2022.

Segment Reporting

We organize our business into the following three geographies where the contracted assets and concessions are located: North America, South America and EMEA. In addition, we have identified four business sectors based on the type of activity: Renewable energy, Efficient natural gas and heat, Transmission and Water. We report our results in accordance with both criteria.

Comparison of the Nine-Month Periods Ended September 30, 2023 and 2022

Revenue and Adjusted EBITDA by geography

The following table sets forth our revenue, Adjusted EBITDA and volumes for the nine-month periods ended September 30, 2023 and 2022, by geographic region:

Revenue by geography

	Nine-month period ended September 30,
Revenue by geography	2023		2022
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$338.7	39.4%	$323.7	37.7%
South America	140.3	16.4%	122.5	14.3%
EMEA	379.6	44.2%	412.2	48.0%
Total revenue	$858.6	100.0%	$858.4	100.0%

	Nine-month period ended September 30,
Adjusted EBITDA by geography	2023		2022
	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
North America	$260.7	30.4%	$258.1	40.9%
South America	112.1	13.0%	95.1	15.1%
EMEA	254.5	29.6%	277.4	44.0%
Total Adjusted EBITDA(1)	$627.3	100.0%	$630.6	100.0%

Note:
(1)
Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures”.

	Volume produced/availability
	Nine-month period ended September 30,
Volume /availability by geography	2023	2022

North America (GWh) (1)	4,389	4,425
North America availability(2)	98.8%	100.2%
South America (GWh) (3)	696	537
South America availability(2)	99.9%	99.9%
EMEA (GWh)	1,190	1,091
EMEA availability	101.2%	102.6%
Note:
(1)	GWh produced includes 30% of the production from Monterrey and our 49% of Vento II wind portfolio production since its acquisition.
(2)	Availability includes only those assets that have revenue based on availability.
(3)	Includes curtailment production in wind assets for which we receive compensation.

North America

Revenue increased by 4.6% to $338.7 million for the nine-month period ended September 30, 2023, compared to $323.7 million for the nine-month period ended September 30, 2022, and Adjusted EBITDA increased by 1.0% to $260.7 million for the nine-month period ended September 30, 2023, compared to $258.1 million for the nine-month period ended September 30, 2022. The increase of Revenue was mainly due to higher electricity production in our solar assets in the U.S. as previously discussed, together with higher revenue at ACT (see “Efficient natural gas & heat” below), which was partially offset by lower revenue at Coso due to lower production. Adjusted EBITDA increased mainly due to the increase in revenue, which was partially offset by lower EBITDA at Vento II, caused by lower production and lower prices at Lone Star II after the end of its PPA.

South America

Revenue increased by 14.5% to $140.3 million for the nine-month period ended September 30, 2023, compared to $122.5 million for the nine-month period ended September 30, 2022. The increase was mainly due to assets recently consolidated and assets which entered in operation recently. Revenue also increased due to indexation to inflation in our revenue in transmission lines, including a positive tariff adjustment in Chile TL 3 corresponding to previous years which was published in the second quarter of 2023, and in wind assets in Uruguay. This increase was partially offset by lower revenue at our PV assets in Chile, where production decreased and electricity prices were lower. Adjusted EBITDA increased by 17.9% to $112.1 million for the nine-month period ended September 30, 2023, compared to $95.1 million for the nine-month period ended September 30, 2022, mostly due to the increase in revenue and to a $4.5 million gain from the sale of part of our equity interest in our development company in Colombia to a partner in the first quarter of 2023.

EMEA

Revenue decreased to $379.6 million for the nine-month period ended September 30, 2023, which represents a decrease of 7.9% compared to $412.2 million for the nine-month period ended September 30, 2022. The decrease was mainly due to lower revenue at our solar assets in Spain in spite of higher production during the period, primarily due to lower electricity prices net of its corresponding accounting provision (see “Factors Affecting the Comparability of Our Results of Operations—Electricity market prices”). The decrease was also due to lower revenue at Kaxu resulting from lower production as previously explained.

Adjusted EBITDA decreased to $254.5 million for the nine-month period ended September 30, 2023, which represents a decrease of 8.3% compared to $277.4 million for the nine-month period ended September 30, 2022. Adjusted EBITDA decreased mainly due to lower revenue at Kaxu. Adjusted EBITDA at our solar assets in Spain decreased less than revenue mainly due to lower costs of supplies in our assets in Spain, resulting mostly from a decrease in the price of electricity.

Revenue and Adjusted EBITDA by business sector

The following table sets forth our revenue, Adjusted EBITDA and volumes for the nine-month periods ended September 30, 2023, and 2022, by business sector:

	Nine-month period ended September 30,
Revenue by business sector	2023		2022
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$640.1	74.5%	$652.8	76.1%
Efficient natural gas & heat	85.0	9.9%	81.9	9.5%
Transmission lines	91.8	10.7%	83.3	9.7%
Water	41.7	4.9%	40.4	4.7%
Total revenue	$858.6	100.0%	$858.4	100%

	Nine-month period ended September 30,
Adjusted EBITDA by business sector	2023		2022
	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
Renewable energy	$460.4	53.6%	$469.8	74.5%
Efficient natural gas & heat	66.5	7.7%	66.8	10.6%
Transmission lines	73.3	8.5%	66.2	10.5%
Water	27.1	3.2%	27.8	4.4%
Total Adjusted EBITDA(1)	$627.3	100.0%	$630.7	100.0%

Note:
(1)
Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures”.

Volume by business sector
	Volume produced/availability
	Nine-month period ended September 30,
Volume /availability by business sector	2023	2022
Renewable energy (GWh) (1)	4,383	4,155
Efficient natural gas & heat (GWh) (2)	1,892	1,898
Efficient natural gas & heat availability	98.8%	100.4%
Transmission availability	99.9%	99.9%
Water availability	101.2%	102.6%
Note:
(1)	Includes curtailment production in wind assets for which we receive compensation. Includes our 49% of Vento II wind portfolio production since its acquisition.
(2)	GWh produced includes 30% of the production from Monterrey.

Renewable energy

Revenue decreased to $640.1 million for the nine-month period ended September 30, 2023, which represents a 1.9% decrease compared to $652.8 million for the nine-month period ended September 30, 2022. The decrease in revenue was primarily due to lower revenue at our solar assets in Spain and at Kaxu as previously discussed. On the other hand, revenue increased at our solar assets in the U.S. due to higher electricity production as previously explained and at our wind assets in Uruguay due to higher production and price indexation to inflation, together with the contribution of assets recently consolidated.

Adjusted EBITDA decreased to $460.4 million for the nine-month period ended September 30, 2023, which represents a decrease of 2.0% compared to $469.8 million for the nine-month period ended September 30, 2022. The decrease in Adjusted EBITDA was mainly due to the decrease in revenue and to lower EBITDA at Vento II, as previously explained. This decrease was partially offset by lower costs of supplies in our assets in Spain resulting from a decrease in the price of electricity.

Efficient natural gas & heat

Revenue increased by 3.8% to $85.0 million for the nine-month period ended September 30, 2023, compared to $81.9 million for the nine-month period ended September 30, 2022, while Adjusted EBITDA decreased by 0.4% to $66.5 million for the nine-month period ended September 30, 2023 compared to $66.8 million for the nine-month period ended September 30, 2022. Revenue increased at ACT with Adjusted EBITDA remaining stable mainly due to higher operation and maintenance costs, since there is a portion of revenue related to operation and maintenance services plus a margin.

Transmission lines

Revenue increased by 10.2% to $91.8 million for the nine-month period ended September 30, 2023, compared to $83.3 million for the nine-month period ended September 30, 2022, while Adjusted EBITDA increased by 10.7% to $73.3 million for the nine-month period ended September 30, 2023 compared to $66.2 million for the nine-month period ended September 30, 2022. The increase in revenue and Adjusted EBITDA was mainly due to tariff indexation to inflation including a positive tariff adjustment in Chile TL 3 corresponding to previous years.

Water

Revenue and Adjusted EBITDA remained stable at $41.7 million and $27.1 million respectively for the nine-month period ended September 30, 2023, compared to $40.4 million and $27.8 million respectively for the nine-month period ended September 30, 2022.

Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of the following:

•	debt service requirements on our existing and future debt;
•	cash dividends to investors; and
•	investments in new assets and companies and operations (See “Recent Investments”).

As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness: Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Part I, Item 3.D.—Risk Factors” in our Annual Report and other factors may also significantly impact our liquidity.

Liquidity position

	As of September 30, 2023	As of December 31, 2022
	($ in millions)
Corporate Liquidity
Cash and cash equivalents at Atlantica Sustainable Infrastructure, plc, excluding subsidiaries	$48.0	$60.8
Revolving Credit Facility availability	393.1	385.1
Total Corporate Liquidity(1)	$441.1	$445.9
Liquidity at project companies
Restricted cash	209.1	207.6
Non-restricted cash	337.5	332.6
Total cash at project companies	$546.6	$540.2
Note:
(1)	Corporate Liquidity means cash and cash equivalents held at Atlantica Sustainable Infrastructure plc as of September 30, 2023, and available revolver capacity as of September 30, 2023.

Restricted cash consists primarily of funds required to meet the requirements of certain project debt arrangements. Non-restricted cash at project companies includes among others, the cash that is required for day-to-day management of the companies, as well as amounts that are earmarked to be used for debt service in the future.

As of September 30, 2023, $16.9 million of letters of credit were outstanding under the Revolving Credit Facility and we had $40 million of borrowings. As a result, as of September 30, 2023, $393.1 million was available under the Revolving Credit Facility. As of December 31, 2022, we had $30 million of borrowings and $34.9 million of letters of credit outstanding and $385.1 million was available under our Revolving Credit Facility.

Management believes that the Company’s liquidity position, cash flows from operations and availability under its Revolving Credit Facility will be adequate to meet the Company’s financial commitments and debt obligations; growth, operating and maintenance capital expenditures; and dividend distributions to shareholders. Management continues to regularly monitor the Company’s ability to finance the needs of its operating, financing and investing activities within the guidelines of prudent balance sheet management.

Credit ratings

Credit rating agencies rate us and part of our debt securities. These ratings are used by the debt markets to evaluate our credit risk. Ratings influence the price paid to issue new debt securities as they indicate to the market our ability to pay principal, interest and dividends.

The following table summarizes our credit ratings as of September 30, 2023. The ratings outlook is stable for S&P and Fitch.

	S&P	Fitch
Atlantica Sustainable Infrastructure Corporate Rating	BB+	BB+
Senior Secured Debt	BBB-	BBB-
Senior Unsecured Debt	BB	BB+

Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operations, project debt arrangements, corporate debt and the issuance of additional equity securities, as appropriate, and given market conditions. Our financing agreements consist mainly of the project-level financing for our various assets and our corporate debt financings, including our Green Exchangeable Notes, the Note Issuance Facility 2020, the 2020 Green Private Placement, the Green Senior Notes, the Revolving Credit Facility, the “at-the-market program”, other credit lines and our commercial paper program.

		As of September 30, 2023	As of December 31, 2022
	Maturity	($ in millions)
Revolving Credit Facility	2025	$39.3	29.4
Other Facilities(1)	2023-2028	51.5	30.1
Green Exchangeable Notes	2025	109.2	107.0
2020 Green Private Placement	2026	305.0	308.4
Note Issuance Facility 2020	2027	145.9	147.2
Green Senior Notes	2028	395.7	395.1
Total Corporate Debt(2)		$1,046.6	1,017.2
Total Project Debt		$4,412.1	4,553.1
Note:
(1)	Other facilities include the commercial paper program issued in October 2020, accrued interest payable and other debts.
(2)	Accounting amounts may differ from notional amounts.

In the nine-month period ended September 30, 2023, project debt decreased by $141.0 million mainly due to scheduled repayments for $154.5 million, given that many of our assets have semi-annual debt service payments.

 A) Corporate debt agreements

Green Senior Notes

On May 18, 2021, we issued the Green Senior Notes with an aggregate principal amount of $400 million due in 2028. The Green Senior Notes bear interest at a rate of 4.125% per year, payable on June 15 and December 15 of each year, commencing December 15, 2021, and will mature on June 15, 2028.

The Green Senior Notes were issued pursuant to an Indenture, dated May 18, 2021, by and among Atlantica as issuer, Atlantica Peru S.A., ACT Holding, S.A. de C.V., Atlantica Infraestructura Sostenible, S.L.U., Atlantica Investments Limited, Atlantica Newco Limited, Atlantica North America LLC, as guarantors, BNY Mellon Corporate Trustee Services Limited, as trustee, The Bank of New York Mellon, London Branch, as paying agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as registrar and transfer agent.

Our obligations under the Green Senior Notes rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the 2020 Green Private Placement, the Note Issuance Facility 2020, the Green Exchangeable Notes and the Credit Line with Export Development Canada.

Green Exchangeable Notes

On July 17, 2020, we issued 4.00% Green Exchangeable Notes amounting to an aggregate principal amount of $100 million due in 2025. On July 29, 2020, we issued an additional $15 million aggregate principal amount in Green Exchangeable Notes. The Green Exchangeable Notes are the senior unsecured obligations of Atlantica Jersey, a wholly owned subsidiary of Atlantica, and fully and unconditionally guaranteed by Atlantica on a senior, unsecured basis. The notes mature on July 15, 2025, unless they are repurchased or redeemed earlier by Atlantica or exchanged, and bear interest at a rate of 4.00% per annum.

Noteholders may exchange all or any portion of their notes at their option at any time prior to the close of business on the scheduled trading day immediately preceding April 15, 2025, only during certain periods and upon satisfaction of certain conditions. Noteholders may exchange all or any portion of their notes during any calendar quarter if the last reported sale price of Atlantica’s ordinary shares for at least 20 trading days during a period of 30 consecutive trading days, ending on the last trading day of the immediately preceding calendar quarter is greater than 120% of the exchange price on each applicable trading day. On or after April 15, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date thereof, noteholders may exchange any of their notes at any time, at the option of the noteholder. Upon exchange, the notes may be settled, at our election, into Atlantica ordinary shares, cash or a combination of both. The initial exchange rate of the notes is 29.1070 ordinary shares per $1,000 of the principal amount of notes (which is equivalent to an initial exchange price of $34.36 per ordinary share). The exchange rate is subject to adjustment upon the occurrence of certain events.

Our obligations under the Green Exchangeable Notes rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the 2020 Green Private Placement, the Note Issuance Facility 2020, the Green Senior Notes, and the Credit Line with Export Development Canada.

Note Issuance Facility 2020

On July 8, 2020, we entered into the Note Issuance Facility 2020, a senior unsecured euro-denominated financing with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €140 million ($148 million). The notes under the Note Issuance Facility 2020 were issued on August 12, 2020 and are due on August 12, 2027. Interest accrues at a rate per annum equal to the sum of the three-month EURIBOR plus a margin of 5.25% with a floor of 0% for the EURIBOR. We have entered into a cap at 0% for the EURIBOR with 3.5 years maturity to hedge the variable interest rate risk.

Our obligations under the Note Issuance Facility 2020 rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the 2020 Green Private Placement, the Green Exchangeable Notes, the Green Senior Notes, and the Credit Line with Export Development Canada. The notes issued under the Note Issuance Facility 2020 are guaranteed on a senior unsecured basis by our subsidiaries Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC.

2020 Green Private Placement

On March 20, 2020, we entered into a senior secured note purchase agreement with a group of institutional investors as purchasers providing for the 2020 Green Private Placement. The transaction closed on April 1, 2020, and we issued notes for a total principal amount of €290 million ($307 million), maturing on June 20, 2026. Interest accrues at a rate per annum equal to 1.96%. If at any time the rating of these senior secured notes is below investment grade, the interest rate thereon would increase by 100 basis points until such notes are again rated investment grade.

Our obligations under the 2020 Green Private Placement rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the Note Issuance Facility 2020, the Green Senior Notes and the Credit Line with Export Development Canada. Our payment obligations under the 2020 Green Private Placement are guaranteed on a senior secured basis by our subsidiaries Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC. The 2020 Green Private Placement is also secured with a pledge over the shares of the subsidiary guarantors, the collateral of which is shared with the lenders under the Revolving Credit Facility.

Revolving Credit Facility

On May 10, 2018, we entered into a $215 million Revolving Credit Facility with a syndicate of banks. The Revolving Credit Facility was increased by $85 million to $300 million on January 25, 2019, and was further increased by $125 million (to a total limit of $425 million) on August 2, 2019. On March 1, 2021, this facility was further increased by $25 million (to a total limit of $450 million). On May 30, 2023, the maturity of the Revolving Credit Facility was extended to December 31, 2025. Under the Revolving Credit Facility, we are also able to request the issuance of letters of credit, which are subject to a sublimit of $100 million that are included in the aggregate commitments available under the Revolving Credit Facility.

Loans under the Revolving Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, Term SOFR, plus a Term SOFR Adjustment equal to 0.10% per annum, plus a percentage determined by reference to our leverage ratio, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. federal funds brokers on such day plus ½ of 1.00%, (ii) the prime rate of the administrative agent under the Revolving Credit Facility and (iii) Term SOFR plus 1.00%, in any case, plus a percentage determined by reference to our leverage ratio, ranging between 0.60% and 1.00%.

Our obligations under the Revolving Credit Facility rank equal in right of payment with our outstanding obligations under the 2020 Green Private Placement, the Note Issuance Facility 2020, the Green Exchangeable Notes, the Green Senior Notes and the Credit Line with Export Development Canada. Our payment obligations under the Revolving Credit Facility are guaranteed on a senior secured basis by Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC. The Revolving Credit Facility is also secured with a pledge over the shares of the subsidiary guarantors, the collateral of which is shared with the holders of the notes issued under the 2020 Green Private Placement.

Credit Line with Export Development Canada

In June 2023 we entered into a senior unsecured $50 million line of credit with Export Development Canada with a 3 year maturity. The purpose of the credit line is to finance the construction of sustainable projects. Loans under this credit line with Export Development Canada accrue interest at a rate per annum equal to Term SOFR plus a percentage determined by reference to our leverage ratio, ranging between 2.46% and 3.11%, with a floor of 0% for the Term SOFR. The facility matures on May 25, 2026 and was fully available as of September 30, 2023.

Our obligations under this credit line equal in right of payment with our outstanding obligations under the 2020 Green Private Placement, the Note Issuance Facility 2020, the Green Exchangeable Notes, the Green Senior Notes, the Revolving Credit Facility. Our payment obligations under this line are guaranteed on a senior secured basis by Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC, and are also secured with a pledge over the shares of the subsidiary guarantors, the collateral of which is shared with the holders of the notes issued under the 2020 Green Private Placement.

Other Credit Lines

In July 2017, we signed a line of credit with a bank for up to €10.0 million ($10.6 million) which was available in euros or U.S. dollars. Amounts drawn accrue interest at a rate per annum equal to the sum of the three-month EURIBOR or SOFR, plus a margin of 2%, with a floor of 0% for the EURIBOR or SOFR. On August 7, 2023 the limit was increased to €15 million ($15.9 million) and the maturity was extended until July 2025. As of September 30, 2023, no amount was drawn under this line of credit.

In December 2020 and January 2022, we also entered into two different loans with banks for €5 million ($5.3 million) each. The maturity dates are December 4, 2025 and January 31, 2026, respectively, and such loans accrue interest at a rate per annum equal to 2.50% and 1.90%, respectively. Furthermore, in February 2023, we entered into a loan with a bank for €7 million ($7.4 million) with maturity in February 2028 accrues interest rate at a rate per annual equal to 4.2%.

Commercial Paper Program

On October 8, 2019, we filed a euro commercial paper program with the Alternative Fixed Income Market (MARF) in Spain. The program had an original maturity of twelve months and has been extended twice, for annual periods. The program allows Atlantica to issue short term notes for up to €50 million, with such notes having a tenor of up to two years. As of September 30, 2023, we had €28.0 million ($29.6 million) issued and outstanding under the Commercial Paper Program at an average cost of 4.9% maturing on or before February 2024.

Covenants, restrictions and events of default

The Note Issuance Facility 2020, the 2020 Green Private Placement, the Green Senior Notes and the Revolving Credit Facility contain covenants that limit certain of our and the guarantors’ activities. The Note Issuance Facility 2020, the 2020 Green Private Placement and the Green Exchangeable Notes also contain customary events of default, including a cross-default with respect to our indebtedness, indebtedness of the guarantors thereunder and indebtedness of our material non-recourse subsidiaries (project-subsidiaries) representing more than 25% of our cash available for distribution distributed in the previous four fiscal quarters, which in excess of certain thresholds could trigger a default. Additionally, under the 2020 Green Private Placement, the Revolving Credit Facility and the Note Issuance Facility 2020 we are required to comply with a leverage ratio of our corporate indebtedness excluding non-recourse project debt to our cash available for distribution of 5.00:1.00 (which may be increased under certain conditions to 5.50:1.00 for a limited period in the event we consummate certain acquisitions).

Furthermore, our corporate debt agreements contain customary change of control provisions (as such term is defined in each of those agreements) or similar provisions. Under the Revolving Credit Facility, a change of control without required lenders’ consent would trigger an event of default. In the other corporate debt agreements or securities, a change of control or similar provision without the consent of the relevant required holders would trigger the obligation to make an offer to purchase the respective notes at (i) 100% of the principal amount in the case of the 2020 Green Private Placement and Green Exchangeable Notes and at (ii) 101% of the principal amount in the case of the Note Issuance Facility 2020 and the Green Senior Notes. In the case of the Green Senior Notes, such prepayment obligation would be triggered only if there is a credit rating downgrade by any of the agencies.

 B) At-The-Market Program

On February 28, 2022, we established an “at-the-market program” and entered into the Distribution Agreement with BofA Securities, Inc., MUFG Securities Americas Inc. and RBC Capital Markets LLC, as our sales agents, under which we may offer and sell from time to time up to $150 million of our ordinary shares, including in “at-the-market” offerings under our shelf registration statement on Form F-3 filed with the SEC on August 3, 2021, and a prospectus supplement that we filed on February 28, 2022. During the nine-month period ended September 30, 2023, we did not issue and sell any ordinary shares under the program.

C) Project debt refinancing

Green Project Finance

In June 2023 we extended the maturity of the debt of Logrosan Solar Inversiones, S.A.U., the sub-holding company of Solaben 1&6 and Solaben 2&3, from April 2025 to December 2028. The facility is a green project financing euro-denominated agreement that had an initial notional of €140 million of which approximately 37% is amortized between the signing date and maturity. As of June 30, 2023, the amount outstanding was €111 million, of which €23.2 million is progressively amortized with a two-year grace period and the remaining €87.8 million is expected to be refinanced at maturity. The Green Project Finance is guaranteed by the shares of Logrosan and its lenders have no recourse to Atlantica corporate level.

The interest rate for the loans accrues at a rate per annum equal to the sum of six-month EURIBOR plus a margin of 3.25%. The principal is 100% hedged for the life of the loan through a combination of the following instruments:

-	a pre-existing cap with a 0% strike with notional of €115.9 million starting by June 2023 and decreasing over time until December 2025.

-
a cap with a 3.5% strike with initial notional of €2.5 million starting in June 2023. The notional increases progressively until June 2025 up to €110.9 million and decreases progressively thereafter until maturity to ensure that the principal hedged stays at 100% over the life of the loan.

The Green Project Finance permits cash distribution to shareholders twice per year if the Logrosan sub-holding company debt service coverage ratio is at least 1.20x and the debt service coverage ratio of the sub-consolidated group of Logrosan and the Solaben 1 & 6 and Solaben 2 & 3 assets is at least 1.075x.

Like in previous refinancings, the financing agreement also includes a mechanism under which, in the case that electricity market prices are above certain levels defined in the contract, a reserve account should be established and funded on a six-month rolling basis for the additional revenue arising from the difference between actual prices and prices defined in the agreement. Under certain conditions, such amounts, if any, should be used for early prepayments upon regulatory parameters changes.

Solaben 2&3

In March 2023 we refinanced Solaben 2&3. We entered into two green senior euro-denominated loan agreements for the two assets with a syndicate of banks for a total amount of €198.0 million. The new project debt replaced the previous project loans and maturity was extended from December 2030 to June 2037.

The interest rate for the loans accrues at a rate per annum equal to the sum of six-month EURIBOR plus a margin of 1.50% between 2023 and June 2028, 1.60% between June 2028 and June 2033 and 1.70% from June 2033 onwards. The principal is 90% hedged for the life of the loan through a combination of the following instruments:

•	a pre-existing cap with a 1.0% strike with notional of €115.1 million starting in March 2023 and decreasing over time until December 2025.

•
a swap with a 3.16% strike with initial notional of €64.9 million starting in March 2023. The notional increases progressively until June 2026 and decreases progressively thereafter until maturity to ensure that the principal hedged stays at 90% over the life of the loan.

The financing agreement also includes a mechanism under which, in the case that electricity market prices are above certain levels defined in the contract, a reserve account should be established and funded on a six-month rolling basis for the additional revenue arising from the difference between actual prices and prices defined in the agreement. Under certain conditions, such amounts, if any, should be used for early prepayments upon regulatory parameters changes.

See “Item 5.B—Liquidity and Capital Resources—Financing Arrangements” in our Annual Report for further detail on the rest of our financing arrangements.

Uses of liquidity and capital requirements

Cash dividends to investors

We intend to distribute a significant portion of our cash available for distribution to shareholders on an annual basis less all cash expenses including corporate debt service and corporate general and administrative expenses and less reserves for the prudent conduct of our business (including, among other things, dividend shortfall as a result of fluctuations in our cash flows), on an annual basis. We intend to distribute a quarterly dividend to shareholders. Our board of directors may, by resolution, amend the cash dividend policy at any time. The determination of the amount of the cash dividends to be paid to shareholders will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant. Our board of directors may, by resolution, amend the cash dividend policy at any time.

Our cash available for distribution is likely to fluctuate from quarter to quarter and, in some cases, significantly as a result of the seasonality of our assets, the terms of our financing arrangements, maintenance and outage schedules, among other factors. Accordingly, during quarters in which our projects generate cash available for distribution in excess of the amount necessary for us to pay our stated quarterly dividend, we may reserve a portion of the excess to fund cash distributions in future quarters. During quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use retained cash flow from other quarters, and other sources of cash to pay dividends to our shareholders.

The latest dividends paid and declared are presented below:

Declared	Record Date	Payment Date	$ per share
November 8, 2022	November 30, 2022	December 15, 2022	0.445
February 28, 2023	March 14, 2023	March 25, 2023	0.445
May 4, 2023	May 31, 2023	June 15, 2023	0.445
July 31, 2023	August 31, 2023	September 15, 2023	0.445
November 7, 2023	November 30, 2023	December 15, 2023	0.445

Investments and Acquisitions

The acquisitions and investments detailed in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Investments” have been part of the use of our liquidity in 2022 and 2023. In addition, we have made investments in assets which are currently under development or construction.

We intend to grow our business through the development and construction of our project pipeline including expansion and repowering opportunities, as well as greenfield developments, third-party acquisitions and the optimization of our existing portfolio. We currently have a pipeline of assets under development of approximately 2.1 GW of renewable energy and 6.0 GWh of storage. Approximately 44% of the projects are PV, 42% storage 13% wind and 1% other projects, while 37% are expected to reach ready-to-build (“RTB”) in 2023-2024 or are in an advanced development stage and 63% are in an early stage. Also, 23% are expansion or repowering opportunities of existing assets and 77% greenfield developments.

Our uses of liquidity also include debt service and contractual obligations (refer to our Annual Report for further detail).

Cash flow

The following table sets forth cash flow data for the nine-month periods ended September 30, 2023 and 2022:

	Nine-month period ended September 30,
	2023	2022
	($ in millions)
Gross cash flows from operating activities
Profit for the period	$52.6	$1.8
Financial expense and non-monetary adjustments	557.3	628.3
Profit for the period adjusted by non-monetary items	$609.9	$630.1

Changes in working capital	$(116.1)	$47.7
Net interest and income tax paid	(159.9)	(162.1)
Net cash provided by operating activities	$333.9	$515.7

Net cash provided by / (used in) investing activities	$(24.6)	$(48.1)

Net cash provided by / (used in) financing activities	$(310.0)	$(263.1)

Net increase / (decrease) in cash and cash equivalents	(0.7)	204.5
Cash and cash equivalents at beginning of the period	601.0	622.7
Translation differences in cash or cash equivalents	(5.7)	(45.6)
Cash and cash equivalents at the end of the period	$594.6	$781.6

Net cash provided by operating activities

For the nine-month period ended September 30, 2023, net cash provided by operating activities was $333.9 million, a 35.3% decrease compared to $515.7 million in the nine-month period ended September 30, 2022. The decrease was mainly due to the negative impact of changes in working capital for $116.1 million in the nine-month period ended September 30, 2023 compared to a positive change in working capital for $47.7 million in the same period of the previous year:

-
During the year 2022, in our assets in Spain we collected cash in line with the old parameters corresponding to the regulation in place at the beginning of the year 2022 and we were booking revenue in accordance with the new parameters published in draft form, which were lower. This caused a positive change in working capital of approximately $54 million in the nine-month period ended September 30, 2022. In the first quarter of 2023, collections at these assets in Spain were regularized, following the approval on December 14, 2022 of the new parameters for 2022, causing a negative change in working capital of approximately $58 million for the nine-month period ended September 30, 2023.

-
Additionally, working capital in the nine-month period ended September 30, 2023, also includes a negative change due to lower collections in ACT of approximately $44 million compared to a positive change in working capital of approximately $28 million of the same period from previous year.

Net cash used in investing activities

For the nine-month period ended September 30, 2023, net cash used in investing activities amounted to $24.6 million and corresponded mainly to $76.0 million investments in new assets as well as development and construction of and investments in existing assets, including investments and replacements in Solana. These cash outflows were partially offset by $28.9 million of dividends received from associates under the equity method, of which $10.9 million corresponded to Amherst by AYES Canada, most of which were paid to our partner in this project, and $11.1 million corresponded to Vento II.

For the nine-month period ended September 30, 2022, net cash used in investing activities amounted to $48.1 million and corresponded mainly to $45.6 million paid for acquisitions consisting mainly of Chile TL4, Chile PV 3 and Italy PV4, investments in assets under construction for $30.4 million and other investments in existing assets for $27.9 million, including the investments and replacements in Solana. These cash outflows were partially offset by $56.2 million of dividends received from associates under the equity method, of which $22.0 million corresponded to Amherst Island Partnership by AYES Canada, most of which were paid to our partner in this project.

Net cash (used in) financing activities

For the nine-month period ended September 30, 2023, net cash used in financing activities amounted to $309.9 million and includes the scheduled repayment of principal of our project financing for $154.5 million and dividends paid to shareholders for $155.1 million and non-controlling interests for $25.8 million. These cash outflows were partially offset by the proceeds of corporate debt mainly related to the issuance of commercial paper for a net amount of $19.2 million and the Revolving Credit Facility, which was drawn for an additional $10 million in the nine-month period ended September 30, 2023.

For the nine-month period ended September 30, 2022, net cash used in financing activities amounted to $263.1 million and includes the repayment of principal of our project financing for $196.3 million and dividends paid to shareholders for $151.5 million and non-controlling interests for $26.4 million. These cash outflows were partially offset by the proceeds from the equity raised under the at-the-market programs for a net amount of $113.2 million.

Item 3.	Quantitative and Qualitative Disclosure about Market Risk

Our activities are undertaken through our segments and are exposed to market risks that include foreign exchange risk, interest rate risk, credit risk, liquidity risk, electricity price risk and country risk. Our objective is to protect Atlantica  against material economic exposures and variability of results from those risks. Risk is managed by our Risk Management and Finance Departments in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas, such as foreign exchange rate risk, interest rate risk, credit risk and liquidity risk, among others. Our internal management policies also define the use of hedging instruments and derivatives and the investment of excess cash. We use swaps and options on interest rates and foreign exchange rates to manage certain of our risks. None of the derivative contracts signed has an unlimited loss exposure.

The following table outlines Atlantica’s market risks and how they are managed:

Market Risk	Description of Risk	Management of Risk
Foreign exchange risk
We are exposed to foreign currency risk – including euro, Canadian dollar, South African rand,  Colombian peso and Uruguayan peso – related to operations and certain foreign currency debt.

Our presentation currency and the functional currency of most of our subsidiaries is the U.S. dollar, as most of our revenue and expenses are denominated or linked to U.S. dollars.

All our companies located in North America, with the exception of Calgary, whose revenue is in Canadian dollars, and most of our companies in South America have their revenue and financing contracts signed in or indexed totally or partially to U.S. dollars. Our solar power plants in Europe have their revenue and expenses denominated in euros; Kaxu, our solar plant in South Africa, has its revenue and expenses denominated in South African rand, La Sierpe, La Tolua and Tierra Linda, our solar plants in Colombia, have their revenue and expenses denominated in Colombian pesos and Albisu, our solar plant in Uruguay, has its revenue denominated in Uruguayan pesos, with a maximum and a minimum price in US dollars.

The main cash flows in our subsidiaries are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Project financing is typically denominated in the same currency as that of the contracted revenue agreement, which limits our exposure to foreign exchange risk. In addition, we maintain part of our corporate general and administrative expenses and part of our corporate debt in euros which creates a natural hedge for the distributions we receive from our assets in Europe.

To further mitigate this exposure, our strategy is to hedge cash distributions from our assets in Europe. We hedge the exchange rate for the net distributions in euros (after deducting interest payments and general and administrative expenses in euros). Through currency options, we have hedged 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis. The difference between the euro/U.S. dollar hedged rate for the year 2023 and the current rate reduced by 5% would create a negative impact on cash available for distribution of approximately $6 million. This amount has been calculated as the average net euro exposure expected for the years 2023 to 2026 multiplied by the difference between the average hedged euro /U.S. dollar rate for 2023 and the euro/U.S. dollar rate as of the date of this quarterly report reduced by 5%.

Although we hedge cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect our operating results. For example, revenue in euro-denominated companies could decrease when translated to U.S. dollars at the average foreign exchange rate solely due to a decrease in the average foreign exchange rate, in spite of revenue in the original currency being stable. Fluctuations in the value of the South African rand, the Colombian peso and the Uruguayan peso with respect to the U.S. dollar may also affect our operating results. Apart from the impact of these translation differences, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement.

Interest rate risk
We are exposed to interest rate risk on our variable-rate debt.

Interest rate risk arises mainly from our financial liabilities at variable interest rates4 (less than 10% of our consolidated debt currently). Interest rate risk may also arise in the future when we refinance our corporate debt, since interest rates at the moment of refinancing may be higher than current interest rates in our existing facilities.

The most significant impact on our Consolidated Condensed Interim Financial Statements related to interest rates corresponds to the potential impact of changes in EURIBOR or SOFR on the debt with interest rates based on these reference rates and on derivative positions.

In relation to our interest rate swaps positions, an increase in EURIBOR or SOFR above the contracted fixed interest rate would create an increase in our financial expense which would be positively mitigated by our hedges, reducing our financial expense to our contracted fixed interest rate. However, an increase in EURIBOR or SOFR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a stable net expense recognized in our consolidated income statement.

In relation to our interest rate options positions, an increase in EURIBOR, or SOFR above the strike price would result in higher interest expenses, which would be positively mitigated by our hedges, reducing our financial expense to our capped interest rate. However, an increase in these rates of reference below the strike price would result in higher interest expenses.

Our assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations.

We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk. As of September 30, 2023, approximately 93% of our consolidated debt has fixed rates or is hedged. As of that same date, 92% of our project debt and approximately 96% of our corporate debt either has fixed interest rates or has been hedged with swaps or caps. Our revolving credit facility has variable interest rates and is not hedged as further described in “Item 5.B— Operating and Financial Review and Prospects—Liquidity and Capital Resources— Corporate debt agreements—Revolving Credit Facility”;

In the event that EURIBOR or SOFR had risen by 25 basis points as of September 30, 2023, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $0.7 million and an increase in hedging reserves of $17.5 million. The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

Credit risk
We are exposed to credit risk mainly from operating activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our contracts, trade receivables, interest rate swaps, or foreign exchange hedge contracts are unable to meet their obligations.

The credit rating of Eskom is currently CCC+ from S&P , Caa1 from Moody’s and B from Fitch. Eskom is the off-taker of our Kaxu solar plant, a state-owned, limited liability company, wholly owned by the Republic of South Africa.

In addition, Pemex’s credit rating is currently BBB from S&P, B1 from Moody’s and B+ from Fitch. We have experienced delays in collections in the past, especially since the second half of 2019, which have been significant in certain quarters.

The diversification by geography and business sector helps to diversify credit risk exposure by diluting our exposure to a single client.

In the case of Kaxu, Eskom’s payment guarantees to our Kaxu solar plant are underwritten by the South African Department of Mineral Resources and Energy, under the terms of an implementation agreement. The credit ratings of the Republic of South Africa as of the date of this quarterly report are BB-/Ba2/BB- by S&P, Moody’s and Fitch, respectively.

In the case of Pemex, we continue to maintain a proactive approach including fluent dialogue with our client.

Liquidity risk
We are exposed to liquidity risk for financial liabilities.

Our liquidity at the corporate level depends on distribution from the project level entities, most of which have project debt in place. Distributions are generally subject to the compliance with covenants and other conditions under our project finance agreements.

The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

Project finance borrowing permits us to finance projects through project debt and thereby insulate the rest of our assets from such credit exposure. We incur project finance debt on a project-by-project basis or by groups of projects. The repayment profile of each project is established based on the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk. In addition, we maintain a periodic communication with our lenders and regular monitoring of debt covenants and minimum ratios.

As of September 30, 2023, we had $441.1 million liquidity at the corporate level, comprised of $48.0 million of cash on hand at the corporate level and $393.1 million available under our Revolving Credit Facility.

We believe that the Company’s liquidity position, cash flows from operations and availability under our revolving credit facility will be adequate to meet the Company’s financial commitments and debt obligations; growth, operating and maintenance capital expenditures; and dividend distributions to shareholders. Management continues to regularly monitor the Company’s ability to finance the needs of its operating, financing and investing activities within the guidelines of prudent balance sheet management.

Electricity price risk
We currently have three assets with merchant revenues (Chile PV 1 and Chile PV 3, where we have a 35% ownership, and Lone Star II, where we have a 49% ownership) and one asset with partially contracted revenues (Chile PV 2, where we have a 35% ownership). In addition, in several of the jurisdictions in which we operate including Spain, Chile and Italy we are exposed to remuneration schemes which contain both regulated incentives and market price components. In such jurisdictions, the regulated incentive or the contracted component may not fully compensate for fluctuations in the market price component, and, consequently, total remuneration may be volatile.

In addition, operating costs in certain of our existing or future projects depend to some extent on market prices of electricity used for self-consumption and, to a lower extent, on market prices of natural gas. In Spain, for example, operating costs increased during 2021 and 2022 as a result of the increase in the price of electricity and natural gas.

We manage our exposure to electricity price risk by ensuring that most of our revenues are not exposed to fluctuations in electricity prices. As of September 30, 2023, assets with merchant exposure represent less than a 2%[3] of our portfolio in terms of Adjusted EBITDA. Regarding regulated assets with exposure to electricity market prices, these assets have the right to receive a “reasonable rate of return” (see “Item 4—Information on the Company— Regulation”). As a result, fluctuations in market prices may cause volatility in results of operations and cash flows, but it should not affect the net value of these assets.

Country risk	We consider that Algeria and South Africa, which represent a small portion of the portfolio in terms of cash available for distribution, are the geographies with a higher political risk profile.
Most of the countries in which we have operations are OECD countries.

In 2019, we entered into a political risk insurance agreement with the Multinational Investment Guarantee Agency for Kaxu. The insurance provides protection for breach of contract up to $47.0 million in the event that the South African Department of Mineral Resources and Energy does not comply with its obligations as guarantor. We also have a political risk insurance in place for two of our assets in Algeria for up to $37.2 million, including two years of dividend coverage. These insurance policies do not cover credit risk.

3 Calculated as a percentage of our Adjusted EBITDA in 2022.

Item 4.	CONTROLS AND PROCEDURES

Not Applicable

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

In 2018, an insurance company covering certain Abengoa obligations in Mexico claimed certain amounts related to a potential loss. Atlantica reached an agreement under which Atlantica´s maximum theoretical exposure would in any case be limited to approximately $35 million, including $2.5 million to be held in an escrow account. In January 2019, the insurance company called on this $2.5 million from the escrow account and Abengoa reimbursed this amount. The insurance company could claim additional amounts if they faced new losses after following a process agreed between the parties and, in any case, Atlantica would only make payments if and when the actual loss has been confirmed and after arbitration if the Company initiates it. The Company used to have indemnities from Abengoa for certain potential losses, but such indemnities are no longer valid following the insolvency filing by Abengoa in February 2021.

In addition, during 2021 and 2022, several lawsuits were filed related to the February 2021 winter storm in Texas against among others Electric Reliability Council of Texas (ERCOT), two utilities in Texas and more than 230 individual power generators, including Post Oak Wind, LLC, the project company owner of Lone Star II, one of the wind assets in Vento II where the Company currently has a 49% equity interest. The basis for the lawsuit is that the defendants failed to properly prepare for cold weather, including failure to implement measures and equipment to protect against cold weather, and failed to properly conduct their operations before and during the storm.

Except as described above, Atlantica is not a party to any other significant legal proceedings other than legal proceedings (including administrative and regulatory proceedings) arising in the ordinary course of its business. Atlantica is party to various administrative and regulatory proceedings that have arisen in the ordinary course of business.

While Atlantica does not expect these proceedings, either individually or in combination, to have a material adverse effect on its financial position or results of operations, because of the nature of these proceedings Atlantica is not able to predict their ultimate outcomes, some of which may be unfavorable to Atlantica.

Item 1A.	Risk Factors

None.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Recent sales of unregistered securities

None.

Use of proceeds from the sale of registered securities

None.

Purchases of equity securities by the issuer and affiliated purchasers

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not Applicable.

Item 5.	Other Information

Not Applicable.

Item 6.	Exhibits

Not Applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2023

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

	By:	/s/ Francisco Martinez-Davis
Name: Francisco Martinez-Davis
Title: Chief Financial Officer